EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. 812-[___]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

BONDBLOXX ETF TRUST

AND

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”),
FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND (2)
CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please direct all communications regarding this Application to:

Edward Baer

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

With a copy to:

Joanna Gallegos

BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

Page 1 of 94 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on November 22, 2023

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of BONDBLOXX ETF TRUST AND BONDBLOXX INVESTMENT MANAGEMENT CORPORATION File No. 812-[__]	) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

BondBloxx ETF Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares, on its own behalf and on behalf of each series, and BondBloxx Investment Management Corporation (the “Initial Adviser” or the “Adviser” and together with the Trust, the “Applicants”),1 the investment adviser to the funds of the Trust (each, a “Fund”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board” or “Trustees”),2 including a majority of those who are not “interested persons” of the Trust or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”) for all or a portion of one or more of the Funds pursuant to an investment sub-advisory agreement with each Sub-Adviser (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a “Sub-Adviser” for a Fund is any investment adviser that enters into a Sub-Advisory Agreement with respect to a Fund.

[1]	The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Sub-Advised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as defined below), if different from the board of trustees of the Trust.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting a Sub-Advised Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2) (a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Similar to the order the Commission granted to Carillon Series Trust, et al.,3 in addition to Wholly-Owned and Non-Affiliated Sub-Advisers (both as defined below), the relief described in this Application would extend to any Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund or the Adviser for reasons other than serving as investment sub-adviser to one or more Funds (an “Affiliated Sub-Adviser”).4

[3]	The Commission issued an order granting the expanded relief requested by the Application. Carillon Series Trust, et al., Investment Company Act Release No. 33464 (May 2, 2019) (Notice) and No. 33494 (May 29, 2019) (Order) (the “Carillon Order”). See also Total Fund Solution and Cromwell Investment Advisors, LLC, Investment Company Act Rel. No. 34901 (April 26, 2023) (Notice) and No. 34921 (May 23, 2023) (Order) (the “Total Fund Order”). See also Two Roads Shared Trust and Hypatia Capital Management LLC, Investment Company Act Rel. No. 34892 (April 20, 2023) (Notice) and No. 34918 (May 16, 2023) (Order) (the “Two Roads Order”). See also Investment Managers Series Trust II and Embassy Asset Management, LP, Investment Company Act Rel. No. 34886 (April 14, 2023) (Notice) and No. 34913 (May 10, 2023) (Order) (the “Investment Managers Series Order”). See also Touchstone Strategic Trust, et al., Investment Company Act Rel. No. 34790 (December 22, 2022) (Notice) and No. 34809 (January 18, 2023) (Order) (the “Touchstone Order”). See also Advisors Series Trust and Semper Capital Management, L.P., Investment Company Act Rel. No. 34500 (February 9, 2022) (Notice) and No. 34528 (March 8, 2022) (Order) (the “Semper Capital Management Order”). See also Investment Managers Series Trust and Hamilton Lane Advisors, L.L.C., Investment Company Act Rel. No. 34370 (September 1, 2021) (Notice) and No. 34385 (September 27, 2021) (Order) (the “Hamilton Lane Order”). See also Uncommon Investment Funds Trust and Uncommon Investment Advisors LLC, Investment Company Act Rel. No. 34331 (July 15, 2021) (Notice) and No. 34354 (August 11, 2021) (Order) (the “Uncommon Investment Funds Order”). See also New Age Alpha Trust and New Age Alpha Advisors, LLC, Investment Company Act Rel. No. 34322 (July 6, 2021) (Notice) and No. 34348 (August 3, 2021) (Order) (the "New Age Alpha Trust Order"). See also Listed Funds Trust, et al., Investment Company Act Rel. No. 34293 (June 2, 2021) (Notice) and No. 34321 (June 29, 2021) (Order) (“LFT Order”). See also Azzad Funds, et al., Investment Company Act Rel. No. 34241 (April 5, 2021) and No. 34261 (April 30, 2021) ("Azzad Order"). See also ETF Series Solutions and Distillate Capital Partners LLC, Investment Company Act Release No. 34169 (January 11, 2021) (Notice) and No. 34190 (February 8, 2021) (Order) (the “Distillate Capital Order”); Esoterica Thematic Trust and Esoterica Capital LLC, Investment Company Act Release No. 34161 (January 4, 2021) (Notice) and No. 34185 (February 1, 2021) (Order) (the “Esoterica Order”); ETF Series Solutions and Clearshares LLC, Investment Company Act Release No. 34144 (December 21, 2020) (Notice) and No. 34174 (January 19, 2021) (Order) (the “Clearshares Order”); OSI ETF Trust, et. al., Investment Company Act Release No. 33678 (October 29, 2019) (Notice) and No. 33705 (November 26, 2019) (Order) (the “OSI ETF Order”); and Investment Managers Series Trust II, et. al., Investment Company Act Release No. 34075 (October 27, 2020) (Notice) and No. 34104 (November 23, 2020) (Order) (the “Investment Managers Order”).
[4]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants request that the relief sought herein apply to Applicants, as well as to any existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that will use the multi-manager structure described in this Application, a “Sub-Advised Fund,” and collectively, the “Sub-Advised Funds”).5 Prior to relying on the order requested herein, and except as otherwise provided for herein with respect to certain existing Funds, each existing Fund that elects to operate as a Sub-Advised Fund will hold a shareholder meeting where shareholders will be asked to approve reliance on this order. Such existing Fund will only rely on the order requested herein if the operation of such Fund in the manner described in this Application is approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, and consistent with the requirements of Condition 1 herein.

Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that a Sub-Advised Fund would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	BACKGROUND

A.	The Trust

The Trust is registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each series of the Trust. The Trust intends to operate a Sub-Advised Fund or Sub-Advised Funds under a multi-manager structure and which will be offered and sold pursuant to a registration statement on Form N-1A. The Board consists of five (5) trustees, four of whom serve as Independent Trustees.

[5]	All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

The Trust offers shares of multiple Funds, each with its own distinct investment objectives, policies, and restrictions. The Adviser will retain a Sub-Adviser to provide investment advisory services to a Sub-Advised Fund.6 Such a Sub-Advised Fund will operate from its inception under a multi-manager structure.

B.	The Adviser

BondBloxx Investment Management Corporation, with its business address at 700 Larkspur Landing Circle, Suite 250, Larkspur, CA 94939, is a Delaware corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the Funds. The Adviser serves as investment adviser to each Fund pursuant to an investment advisory agreement with the respective Fund (each, an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Consistent with the terms of a Sub-Advised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Fund to a Sub-Adviser. The Adviser retains overall responsibility for the management and investment of the assets of the Sub-Advised Fund. With respect to each Sub-Advised Fund, the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and allocating the portion of that Sub-Advised Fund’s assets to any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser will evaluate, select and recommend Sub-Advisers for the Sub-Advised Funds, and monitor and review each Sub-Adviser and its performance and its compliance with the applicable Sub-Advised Fund’s investment policies and restrictions.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Sub-Advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, has agreed or will agree to (i) provide continuous investment management for each Sub-Advised Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Sub-Advised Fund and the portion of such assets to be invested or held uninvested as cash; and (iii) exercise full discretion and act for each Sub-Advised Fund in the same manner and with the same force and effect as such Sub-Advised Fund itself might or could do with respect to purchases, sales, or other transactions and with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is or will be responsible for effecting transactions for each Sub-Advised Fund and selecting brokers or dealers to execute such transactions for each Sub-Advised Fund. The Adviser will periodically review each Sub-Advised Fund’s investment policies and strategies and, based on the need of a particular Sub-Advised Fund, may recommend changes to the investment policies and strategies of the Sub-Advised Fund for consideration by the Board.

[6]	There are certain Funds that currently intend to rely on the requested order if received. Each Sub-Advised Fund will disclose in its registration statement that it intends to operate pursuant to the order, as applicable, as requested in this Application, if granted. The prospectus for a Sub-Advised Fund will include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below, as applicable. If a Sub-Advised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Sub-Advised Fund will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

Each Investment Advisory Agreement permits or will permit the Adviser to enter into Sub-Advisory Agreements with one or more Sub-Advisers. Pursuant to its authority under the Investment Advisory Agreements, the Adviser has entered or will enter into Sub-Advisory Agreements as described below under “The Sub-Advisers and the Sub-Advised Fund(s).” If the name of any Sub-Advised Fund contains the name of a sub-adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.

For its services to each Sub-Advised Fund, the Adviser receives or will receive an investment advisory fee from that Sub-Advised Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees are calculated based on the average daily net assets of the particular Fund, calculated daily as of the close of business on each business day during the month.

C.	The Sub-Advisers and the Sub-Advised Fund(s)

Pursuant to the authority under the Investment Advisory Agreements, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of a Sub-Advised Fund. The Initial Adviser may enter into a Sub-Advisory Agreement with a Non-Affiliated Sub-Adviser (as defined below) or Non-Affiliated Sub-Advisers. The Adviser also may, in the future, enter into Sub-Advisory Agreements with other Sub-Advisers on behalf of a Sub-Advised Fund and other Sub-Advised Funds.

With respect to any future Sub-Adviser that is wholly owned by the Adviser or the Adviser’s parent company, the Adviser will have overall responsibility for the affairs of such Sub-Adviser, and generally will approve certain actions by that Sub-Adviser that could materially affect the operations of the Adviser and its subsidiaries as a group. Any future Sub-Adviser will have their own employees who would provide investment services to a Sub-Advised Fund.

Any future Sub-Advisers will be “investment advisers” to a Sub-Advised Fund within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Sub-Advised Fund subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, any future Sub-Advisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple Sub-Advisers for one or more of any Sub-Advised Fund. In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Fund’s assets among the Sub-Advisers.

The Adviser will engage in an ongoing analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with a Sub-Adviser, including the fees paid to the Sub-Advisers, and make recommendations to the Board as needed.

The Sub-Advisers, subject to the oversight of the Adviser and the Board, will determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they or the Adviser selects.7 The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Fund, and assist or will assist the Adviser to maintain the Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Sub-Advised Fund’s investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers also will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Fund.

The Sub-Advisory Agreements will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.

The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Adviser and precisely describe the compensation paid to the Sub-Adviser.

After an initial two-year period, the terms of the Sub-Advisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees, in accordance with Section 15(c) of the 1940 Act. The Board dedicates substantial time to review contract matters, including matters relating to Investment Advisory Agreements and Sub-Advisory Agreements. With respect to a Sub-Advised Fund, the Board will review comprehensive materials received from the Adviser, the Sub-Adviser, independent third parties and independent legal counsel. Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board reviews information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. Each Sub-Advised Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreements and any applicable Sub-Advisory Agreements is available in the Sub-Advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to each Sub-Advisory Agreement, the Adviser will agree to pay each Sub-Adviser a fee, based on the percentage of the assets of a Sub-Advised Fund, from the fee received by the Adviser from a Sub-Advised Fund under the Investment Advisory Agreement.8 Each Sub-Adviser will bear its own expenses of providing investment management services to a Sub-Advised Fund.

[7]	For the purposes of this Application, a “Sub-Adviser” also includes an investment Sub-Adviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Sub-Advised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold, or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.
[8]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	APPLICABLE LAW AND DISCUSSION

A.	Shareholder Vote

1.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and, therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Advisory Agreements.

Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers for a Sub-Advised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.9

[9]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Sub-Advisers. Each Sub-Adviser is expected to run its own day- to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers, including Affiliated Sub-Advisers, for all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with such Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a Sub-Advised Fund, or may operate the Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Fund to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Operations of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.10 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11 The relief sought in this Application is consistent with this public policy.

[10]	See Section 1(b)(6) of the 1940 Act.
[11]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for sub-advised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Fund’s assets, including the selection and oversight of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Sub-Advisers in the Adviser in light of Applicants’ multi- manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and oversee the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Sub-Advised Fund.12

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select a Sub-Adviser who is in the best position to achieve a Sub-Advised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and a Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Fund in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Sub-Advised Fund, and the Sub-Adviser’s fee is payable by the Adviser,13 the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.

[12]	Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Sub-Advised Fund.
[13]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

With respect to oversight, Applicants note that the Adviser will perform substantially identical oversight of all Sub-Advisers, regardless of whether they are affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.

(b)	Lack of Economic Incentives

In allocating the management of Sub-Advised Fund assets between itself and one or more Sub-Advisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a Sub-Advised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any sub-advisory arrangement when the Board is considering, with respect to a Sub-Advised Fund, a change in Sub-Adviser or an existing Sub-Advisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers or any renewal of an existing Sub-Advisory Agreement is in the best interests of the Sub-Advised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Adviser, a Sub-Adviser, or any officer or Trustee of the Sub-Advised Fund or any officer or board member of the Adviser derives an inappropriate advantage.

Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief, including (i) restrictions on the ownership of interest in Sub-Advisers by trustees and officers of the Sub-Advised Fund and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in a Sub-Adviser by trustees and officers would not be meaningful where the Adviser may itself own an interest in the Sub-Adviser and the Sub-Adviser may be selected for a Sub-Advised Fund under the requested relief.14 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed Sub-Adviser change (see condition 7) and as part of its annual review of each Sub-Advisory Agreement pursuant to Section 15(c) of the 1940 Act.

[14]	Any Trustee of the Board who has an ownership interest in a Sub-Adviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

Until the Carillon Order, the Commission had granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated Sub-Advisers through numerous exemptive orders. That relief had been premised on the fact that such a Sub-Adviser serves in the same limited capacity as an individual portfolio manager. Applicants believe this same rationale supports extending the requested relief to Affiliated Sub-Advisers. Moreover, Applicants note that, while the Adviser’s judgment in recommending a Sub-Adviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated Sub-Advisers. For one, the Adviser faces those conflicts and incentives in allocating fund assets between itself and a Sub-Adviser, and across Sub-Advisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Adviser has employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Adviser and Sub-Adviser. While the selection and retention of Affiliated Sub-Advisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned Sub-Advisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of Sub-Advisers and specific to Affiliated Sub-Advisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

(c)	Benefits to Shareholders

Without the requested relief, when a new Affiliated Sub-Adviser is retained by the Adviser on behalf of a Sub-Advised Fund, the shareholders of the Sub-Advised Fund are required to approve the Sub-Advisory Agreement. Similarly, if an existing Sub-Advisory Agreement with an Affiliated Sub-Adviser is amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund is required. Moreover, if a Sub-Advisory Agreement with an Affiliated Sub-Adviser is “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund will be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval requires a Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to a Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Sub-Advised Fund that has a Sub-Adviser are effectively hiring the Adviser to manage a Sub-Advised Fund’s assets by overseeing, monitoring and evaluating the Sub-Adviser rather than by the Adviser hiring its own employees to oversee the Sub-Advised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Sub-Advised Fund are paying the Adviser — the selection, oversight and evaluation of Sub-Advisers, including Affiliated Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of a Sub-Advised Fund’s shareholders and will allow such Sub-Advised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Sub-Advised Fund will be able to hire or replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders.

Until the Carillon Order, the Commission had previously granted the requested relief solely with respect to certain Wholly-Owned and Non-Affiliated Sub-Advisers through numerous exemptive orders. That relief had permitted Sub-Advised Funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a Sub-Advisory Agreement with respect to such sub-advisers. As discussed above, Applicants believe the same rationale supports extending the requested relief to Affiliated Sub-Advisers as well, and while Affiliated Sub-Advisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all Sub-Advisers equally under the requested relief might help avoid the selection of Sub-Advisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.15

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the relevant Board will consider the Investment Advisory Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Sub-Adviser.

3.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Fund will include all information required by Form N-1A concerning the Sub-Advisers, including Affiliated Sub-Advisers, if the requested relief is granted. If a new Sub-Adviser is retained, an existing Sub-Adviser is terminated, or a Sub-Advisory Agreement is materially amended, a Sub-Advised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new Sub-Advisers are hired, the Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;16 and (b) a Sub-Advised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Sub-Advised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

[15]	The Adviser is responsible for selecting Sub-Advisers in the best interests of the Sub-Advised Fund, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Sub-Advisory Agreements and material amendments thereto.
[16]

A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Sub-Advised Fund.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Prior to any Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved the Sub-Advised Fund’s operations as described herein. Additionally, the shareholders of the applicable Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Sub-Advised Fund offering its shares.17

B.	Fee Disclosure

1.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Sub-Advised Fund to disclose the fees paid to a Sub-Adviser in connection with shareholder action with respect to entering into, or materially amending, a Sub-Advisory Agreement or establishing, or increasing, sub-advisory fees.

[17]	If a Sub-Advised Fund has obtained shareholder approval to operate pursuant to an exemptive order that would permit it to operate in a multi-manager structure where the Adviser would enter into or amend Sub-Advisory Agreements only with respect to Wholly-Owned and Non-Affiliated Sub-Advisers subject to Board approval but without obtaining shareholder approval and has met all other terms and conditions of the requested order, the Sub-Advised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring, amending Sub-Advisory Agreements with, and including Aggregate Fee Disclosure (as defined below) in response to the disclosure requirements discussed herein with respect to Wholly-Owned and Non-Affiliated Sub-Advisers).

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Sub-Advised Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser. The exemption from Regulation S-X requested below would permit a Sub-Advised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Requested Relief

Applicants seek relief to permit the Sub-Advised Fund to disclose (as a dollar amount and a percentage of the Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; and (b) the aggregate fees paid to Affiliated and Non-Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.18 The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a Sub-Advised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

[18]	As used herein, a “Wholly-Owned Sub-Adviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Sub-Adviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to one or more Funds. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.

As noted above, the Adviser may operate the Sub-Advised Fund in a manner different from a traditional investment company. By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring, and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Fund. Pursuant to each Sub-Advisory Agreement, the Adviser will agree to pay each Sub-Adviser a fee, based on the percentage of the assets of a Sub-Advised Fund, from the fee received by the Adviser from a Sub-Advised Fund under the Investment Advisory Agreement. Each Sub-Adviser will bear its own expenses of providing investment management services to a Sub-Advised Fund.19 Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Sub-Advised Fund’s overall advisory fee will be fully disclosed and, therefore, shareholders will know what a Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Fund to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection, replacement and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Sub-Advised Fund to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.20

[19]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.
[20]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

The requested relief would benefit shareholders of the Sub-Advised Fund because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers, including Affiliated Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts as the rate would not be disclosed to the Sub-Adviser’s other clients. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser would likely take it into account in negotiating its own fee.

Until the Carillon Order, the Commission had previously granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated Sub-Advisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to Wholly-Owned and Non-Affiliated Sub-Advisers and required disclosure of individual fees paid to Affiliated Sub-Advisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated Sub-Advisers, Applicants believe it is appropriate to permit each Sub-Advised Fund to disclose only aggregate fees paid to Affiliated Sub-Advisers for the same reasons that similar relief has been granted to Wholly-Owned and Non-Affiliated Sub-Advisers, as discussed above.

C.	Precedent

Applicants note that substantially identical relief was granted by the Commission in the Carillon Order, the Total Fund Order, the Two Roads Order, the Investment Managers Series Order, the Touchstone Order, the Semper Capital Management Order, the Hamilton Lane Order, the Uncommon Investment Funds Order, New Age Alpha Trust Order, the LFT Order, the Azzad Order, the Distillate Capital Order, the Esoterica Order, the Clearshares Order, the OSI ETF Order, and the Investment Managers Order. Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for Sub-Advisers, including Affiliated Sub-Advisers, have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated Sub-Advisers. See, e.g., Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order); DMS ETF Trust I, et al., Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order). For the reasons set forth above, Applicants believe that the relief sought would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Before a Sub-Advised Fund may rely on the order requested herein, the operation of the Sub-Advised Fund in the manner described in this Application will be, or has been, approved by a majority of the Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Sub-Advised Fund’s shares are offered to the public.

2. The prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. The Adviser will provide general management services to each Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund’s assets, and subject to review and oversight of the Board, will (i) set the Sub-Advised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers for all or a portion of the Sub-Advised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Sub-Advised Fund’s assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Sub-Advised Fund’s investment objective, policies and restrictions.

4. Each Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

5. At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6. Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7. Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8. The Board must evaluate any material conflicts that may be present in a sub-advisory arrangement. Specifically, whenever a sub-adviser change is proposed for a Sub-Advised Fund (“Sub-Adviser Change”) or the Board considers an existing Sub-Advisory Agreement as part of its annual review process (“Sub-Adviser Review”):

(a) the Adviser will provide the Board, to the extent not already being provided pursuant to Section 15(c) of the 1940 Act, with all relevant information concerning:

(i)	any material interest in the proposed new Sub-Adviser, in the case of a Sub-Adviser Change, or the Sub-Adviser in the case of a Sub-Adviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed Sub-Advisory Agreement may have on that interest;

(ii)	any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed Sub-Adviser Change or Sub-Adviser Review, or (B) may be materially affected by the proposed Sub-Adviser Change or Sub-Adviser Review;

(iii)	any material interest in a Sub-Adviser held directly or indirectly by an officer or Trustee of the Sub-Advised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

(iv)	any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Sub-Adviser Change or Sub-Adviser Review.

(b) the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Sub-Adviser Change or continuation after Sub-Adviser Review is in the best interests of the Sub-Advised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a Sub-Adviser, any officer or Trustee of the Sub-Advised Fund, or any officer or board member of the Adviser derives an inappropriate advantage.

9. Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10. In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

11. Any new Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolution of the Trust authorizing the filing of this Application, are attached as Exhibits A-1 and A-2 to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 to this Application. In accordance with the requirements for a request for expedited review of this application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

co/ BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Edward Baer

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Edward.Baer@ropesgray.com

Phone: (415) 315-6328

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VII.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

BONDBLOXX ETF TRUST		BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Tony Kelly	By:	/s/ Joanna Gallegos
Name:	Tony Kelly	Name:	Joanna Gallegos
Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer	Title:	Chief Operating Officer
Date:	November 20, 2023	Date:	November 20, 2023

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 and A-2	Authorizations

Exhibits B-1 and B-2	Verifications

Exhibit C	Rule 0-5(e)(3) Comparisons

EXHIBIT A-1

AUTHORIZATION OF BONDBLOXX ETF TRUST

The undersigned, Tony Kelly, hereby certifies that he is the duly elected Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer of BondBloxx ETF Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and By-Laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on June 23, 2023, in accordance with the By-Laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED:	that the appropriate officers of the Trust are authorized and directed to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission, an application, in a form satisfactory to such officers and counsel to the Trust, and any subsequent amendments as required, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and BondBloxx Investment Management Corporation (the “Adviser”) from: (i) the provisions of Section 15(a) of the 1940 Act to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers of a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Fund”) and to make material changes to the sub-advisory agreements with sub-advisers of a Sub-Advised Fund without obtaining shareholder approval of the applicable Sub-Advised Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation (the “Exemptive Application”); and be it further

RESOLVED:	that the Exemptive Application may include relief requested on behalf of any future Trust series and any other registered open-end management investment companies and their series that are advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successor.

BONDBLOXX ETF TRUST

By:	/s/ Tony Kelly
Name:	Tony Kelly
Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer
Date:	November 22, 2023

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EXHIBIT A-2

AUTHORIZATION OF

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

I, Joanna Gallegos, do hereby certify that I am the duly appointed Chief Operating Officer of BondBloxx Investment Management Corporation (the “Adviser” or the “Corporation”) that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Adviser’s organizational documents have been taken and that I am fully authorized to sign and file the Application on behalf of the Adviser; and that the Adviser has adopted the following resolution on November 17, 2023, in accordance with its organizational documents:

RESOLVED, that the appropriate officers of the Corporation be, and hereby are, authorized to file on behalf of the Corporation an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting BondBloxx ETF Trust (“Trust”) and the Corporation from: (i) the provisions of Section 15(a) of the 1940 Act to permit the Corporation, subject to the supervision of the Trust’s board of trustees, to appoint new sub-advisers to a Trust series for which the Corporation serves as investment adviser (each a “Sub-Advised Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Sub-Advised Fund without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-IA, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of Schedule 14A, and Sections 6-07(2) (a)-(c) of Regulation S-X relating to sub-adviser compensation.

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	Chief Operating Officer
Date:	November 20, 2023

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EXHIBIT B-1

VERIFICATION OF BONDBLOXX ETF TRUST

The undersigned states he has duly executed the attached Application dated November 22, 2023 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), on behalf of BondBloxx ETF Trust (the “Trust”); that he is Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

BONDBLOXX ETF TRUST

By:	/s/ Tony Kelly
Name:	Tony Kelly
Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer
Date:	November 20, 2023

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EXHIBIT B-2

VERIFICATION OF

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

The undersigned states that she has duly executed the attached application dated November 22, 2023 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of BondBloxx Investment Management Corporation; that she is Chief Operating Officer of BondBloxx Investment Management Corporation and is authorized to sign the application on behalf of BondBloxx Investment Management Corporation; and that all action by the officers and other persons necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that she is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information, and belief.

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	Chief Operating Officer
Date:	November 20, 2023

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EXHIBIT C-1

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EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. ~~812-15425~~812-[___]

UNITED STATES OF AMERICA

BEFORE THE

~~As filed with the Securities and Exchange Commission on April 17, 2023~~

U.S. ~~Securities and Exchange Commission~~SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

BONDBLOXX ETF TRUST

~~SECOND AMENDED~~ AND ~~RESTATED~~

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

 ~~In the Matter of~~

~~TOTAL FUND SOLUTION~~

~~c/o U.S. Bank Global Fund Services~~

~~615 East Michigan Street, 2nd Floor~~

~~Milwaukee, WI 53202~~

~~and~~

~~CROMWELL INVESTMENT ADVISORS, LLC~~

~~810 Gleneagles Court, Suite 106~~

~~Baltimore, Maryland 21286~~

Please direct all communications regarding this Application to:

Edward Baer

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

~~Fabio Battaglia, III, Esq.~~

~~Stradley Ronon Stevens & Young, LLP~~

~~2005 Market Street, Suite 2600~~

~~Philadelphia, PA 19103-7018~~

~~(215) 564-8077 / fbattaglia@stradley.com~~

~~with~~With a copy to:

Joanna Gallegos

BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

~~Elaine E. Richards~~
~~U.S. Bank Global Fund Services~~

~~615 East Michigan Street, 2nd Floor~~

~~Milwaukee, WI 53202~~

~~(626) 914-7363 / elaine.richards@usbank.com~~

~~This Application~~Page 1 of ~~[     ]~~94 sequentially numbered pages (including ~~Exhibits) contains 135 pages.~~exhibits)

As filed with the Securities and Exchange Commission on November ~~[     ]~~22, 2023

~~*~~	~~This application is being filed solely for the purpose of including both co-applicants in the EDGAR submission. There are no other changes in this Amendment from the First Amended application filed on March 31, 2023.~~

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

~~WASHINGTON~~Washington, D.C. 20549

In the Matter of

~~Total Fund Solution~~ BONDBLOXX ETF TRUST

~~615 East Michigan Street~~AND

~~Milwaukee, WI 53202~~BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

~~and~~

~~Cromwell Investment Advisors, LLC~~
~~810 Gleneagles Court, Suite 106 Baltimore, Maryland 21286~~

~~Investment Company Act of 1940~~ File No. ~~812-15425~~812-[__]

) ) ) ) ) ) ) ) ) ) ) ) )	~~SECOND AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND ~~FROM~~(2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	~~I.Introduction~~INTRODUCTION

~~Total Fund Solution~~BondBloxx ETF Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares, on its own behalf~~,~~  and on behalf of each series, and ~~Cromwell~~BondBloxx Investment ~~Advisors, LLC~~Management Corporation (the “Initial Adviser” or the ~~“~~“Adviser~~”~~” and together with the Trust, the ~~“~~“Applicants~~”~~”)~~2~~,1 the investment adviser to the ~~Cromwell Marketfield L/S Fund,1 the Cromwell CenterSquare Real Estate Fund, the Cromwell Tran Sustainable Focus Fund, and the Cromwell Foresight Global Sustainable Infrastructure Fund (each a “Fund” and collectively the “Funds”~~funds of the Trust (each, a “Fund”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board” or “Trustees”)~~3~~,2 including a majority of those who are not “interested persons” of the Trust or the

[1]	The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Sub-Advised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as defined below), if different from the board of trustees of the Trust.

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Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment ~~subadvisers~~sub-advisers (each a “~~Subadviser~~Sub-Adviser” and collectively, the “~~Subadvisers~~Sub-Advisers”) for all or a portion of ~~the assets~~one or more of the Funds pursuant to an investment ~~subadvisory~~sub-advisory agreement with each ~~Subadviser~~Sub-Adviser (each a “~~Subadvisory~~Sub-Advisory Agreement” and collectively, the “~~Subadvisory~~Sub-Advisory Agreements”); and (ii) materially amend ~~Subadvisory~~Sub-Advisory Agreements with the ~~Subadvisers.~~ Sub-Advisers.

~~1~~	~~The Applicants are seeking relief for the Cromwell Marketfield L/S Fund, Cromwell CenterSquare Real Estate Fund, Cromwell Tran Sustainable Focus Fund, Cromwell Foresight Global Sustainable Infrastructure Fund, and future subadvised funds. The Cromwell Marketfield L/S Fund became effective and commenced operations on March 7, 2022; the Cromwell CenterSquare Real Estate Fund became effective and commenced operations on March 14, 2022; the Cromwell Tran Sustainable Focus Fund became effective and commenced operations on August 8, 2022; the Cromwell Foresight Global Sustainable Infrastructure Fund was registered on October 18, 2022 and is not yet effective.~~
~~2~~	~~The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Subadvised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~
~~3~~	~~The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trust.~~

As used herein, a “~~Subadviser~~Sub-Adviser” for a Fund is any investment adviser that enters into a ~~Subadvisory~~Sub-Advisory Agreement with respect to a Fund.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting ~~the Funds~~a Sub-Advised Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2) (a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Similar to the order the Commission ~~recently~~ granted to Carillon Series Trust, et al.~~4~~,3 in addition to Wholly-Owned and Non-

[3]	The Commission issued an order granting the expanded relief requested by the Application. Carillon Series Trust, et al., Investment Company Act Release No. 33464 (May 2, 2019) (Notice) and No. 33494 (May 29, 2019) (Order) (the “Carillon Order”). See also Total Fund Solution and Cromwell Investment Advisors, LLC, Investment Company Act Rel. No. 34901 (April 26, 2023) (Notice) and No. 34921 (May 23, 2023) (Order) (the “Total Fund Order”). See also Two Roads Shared Trust and Hypatia Capital Management LLC, Investment Company Act Rel. No. 34892 (April 20, 2023) (Notice) and No. 34918 (May 16, 2023) (Order) (the “Two Roads Order”). See also Investment Managers Series Trust II and Embassy Asset Management, LP, Investment Company Act Rel. No. 34886 (April 14, 2023) (Notice) and No. 34913 (May 10, 2023) (Order) (the “Investment Managers Series Order”). See also Touchstone Strategic Trust, et al., Investment Company Act Rel. No. 34790 (December 22, 2022) (Notice) and No. 34809 (January 18, 2023) (Order) (the “Touchstone Order”). See also Advisors Series Trust and Semper Capital Management, L.P., Investment Company Act Rel. No. 34500 (February 9, 2022) (Notice) and No. 34528 (March 8, 2022) (Order) (the “Semper Capital Management Order”). See also Investment Managers Series Trust and Hamilton Lane Advisors, L.L.C., Investment Company Act Rel. No. 34370 (September 1, 2021) (Notice) and No. 34385 (September 27, 2021) (Order) (the “Hamilton Lane Order”). See also Uncommon Investment Funds Trust and Uncommon Investment Advisors LLC, Investment Company Act Rel. No. 34331 (July 15, 2021) (Notice) and No. 34354 (August 11, 2021) (Order) (the “Uncommon Investment Funds Order”). See also New Age Alpha Trust and New Age Alpha Advisors, LLC, Investment Company Act Rel. No. 34322 (July 6, 2021) (Notice) and No. 34348 (August 3, 2021) (Order) (the “New Age Alpha Trust Order”). See also Listed Funds Trust, et al., Investment

C-1-4

Affiliated ~~Subadvisers~~Sub-Advisers (both as defined below), the relief described in this Application would extend to any ~~Subadviser~~Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of ~~a~~the Fund or the Adviser for reasons other than serving as investment ~~subadviser~~sub-adviser to one or more Funds (an “Affiliated ~~Subadviser~~Sub-Adviser”).~~5~~4

Applicants request that the relief sought herein apply to Applicants, as well as to any existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that ~~currently uses~~will use the multi-manager structure described in this Application, a “~~Subadvised~~Sub-Advised Fund,” and collectively, the “~~Subadvised Funds”).6~~Sub-Advised Funds”).5 Prior to relying on the order requested herein, and except as otherwise provided for herein with respect to certain existing Funds, each existing Fund that elects to operate as a Sub-Advised Fund will hold a shareholder meeting where shareholders will be asked to approve reliance on this order. Such existing Fund will only rely on the order requested herein if the operation of such Fund in the manner described in this Application is approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, and consistent with the requirements of Condition 1 herein.

~~4~~	~~The Commission issued an order granting the expanded relief requested by the Application. Carillon Series Trust, et al., Investment Company Act Release No 33464 (May 2, 2019) (Notice) and No. 33494 (May 29, 2019) (Order) (the “Carillon Order”). See also Touchstone Strategic Trust, et al., Investment Company Act Release No. 34790 (December 22, 2022) (Notice) and No. 34809 (January 18, 2023) (Order) (the “Touchstone Order”). See also Advisors Series Trust and Semper Capital Management, L.P., Investment Company Act Release No. 34500 (February 9, 2022) (Notice) and No. 34528 (March 8, 2022) (Order) (the “Semper Order”). See also New Age Alpha Trust and New Age Alpha Advisors, LLC, Investment Company Act Rel. No. 34322 (July 6, 2021) (Notice) and No. 34348 (August 3, 2021) (Order) (the “New Age Alpha Trust Order”). See also Listed Funds Trust, et al., Investment Company Act Rel. No. 34293 (June 2, 2021) (Notice) and No. 34321 (June 29, 2021) (Order) (“LFT Order”). See also Azzad Funds, et al., Investment Company Act Rel. No. 34241 (April 5, 2021) and No. 34261 (April 30, 2021)~~

Company Act Rel. No. 34293 (June 2, 2021) (Notice) and No. 34321 (June 29, 2021) (Order) (“LFT Order”). See also Azzad Funds, et al., Investment Company Act Rel. No. 34241 (April 5, 2021) and No. 34261 (April 30, 2021) (“Azzad Order”). See also ETF Series Solutions and Distillate Capital Partners LLC, Investment Company Act Release No. 34169 (January 11, 2021) (Notice) and No. 34190 (February 8, 2021) (Order) (the “Distillate Capital Order”); Esoterica Thematic Trust and Esoterica Capital LLC, Investment Company Act Release No. 34161 (January 4, 2021) (Notice) and No. 34185 (February 1, 2021) (Order) (the “Esoterica Order”); ETF Series Solutions and Clearshares LLC, Investment Company Act Release No. 34144 (December 21, 2020) (Notice) and No. 34174 (January 19, 2021) (Order) (the “Clearshares Order”); OSI ETF Trust, et. al., Investment Company Act Release No. 33678 (October 29, 2019) (Notice) and No. 33705 (November 26, 2019) (Order) (the “OSI ETF Order”); and Investment Managers Series Trust II, et. al., Investment Company Act Release No. 34075 (October 27, 2020) (Notice) and No. 34104 (November 23, 2020) (Order) (the “Investment Managers Order”).

[4]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
[5]	All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

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~~(“Azzad Order”). See also ETF Series Solutions and Distillate Capital Partners LLC, Investment Company Act Release No. 34169 (January 11, 2021) (Notice) and No. 34190 (February 8, 2021) (Order) (the “Distillate Capital Order”); Esoterica Thematic Trust and Esoterica Capital LLC, Investment Company Act Release No. 34161 (January 4, 2021) (Notice) and No. 34185 (February 1, 2021) (Order) (the “Esoterica Order”); ETF Series Solutions and Clearshares LLC, Investment Company Act Release No. 34144 (December 21, 2020) (Notice) and No. 34174 (January 19, 2021) (Order) (the “Clearshares Order”); OSI ETF Trust, et. al., Investment Company Act Release No. 33678 (October 29, 2019) (Notice) and No. 33705 (November 26, 2019) (Order) (the “OSI ETF Order”); and Investment Managers Series Trust II, et. al., Investment Company Act Release No. 34075 (October 27, 2020) (Notice) and No. 34104 (November 23, 2020) (Order) (the “Investment Managers Order”).~~

~~5~~	~~Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, co-partner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.~~
~~6~~	~~All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. The Funds that currently are, or that currently intends to be, a Subadvised Fund are identified in this Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.~~

Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a ~~Subadvised~~Sub-Advised Fund the services of one or more ~~Subadvisers~~Sub-Advisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the ~~Subadvised~~Sub-Advised Fund, and to make material amendments to ~~Subadvisory~~Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the ~~Subadvisory~~Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the ~~Subadvisers~~Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to ~~Subadvisers~~Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that ~~the Subadvised Funds~~a Sub-Advised Fund would be negatively impacted without the requested relief because of delays in hiring or replacing ~~Subadvisers~~Sub-Advisers and costs associated with the proxy solicitation to approve new or amended ~~Subadvisory~~Sub-Advisory Agreements.

II.	~~II.Background~~ BACKGROUND

A.	~~A.~~The Trust

The Trust is registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each ~~Fund~~series of the Trust. The Trust intends to operate ~~the~~a Sub-Advised Fund or Sub-Advised Funds under a multi-manager structure and which will be offered and sold pursuant to a registration statement on Form N-1A. The Board ~~currently~~ consists of ~~one interested trustee and three~~five (5) trustees, four of whom serve as Independent Trustees.

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The Trust ~~intends to offer~~offers shares of multiple ~~series~~Funds, each with its own distinct investment objectives, policies, and restrictions. The Adviser ~~has retained a Subadviser~~will retain a Sub-Adviser to provide investment advisory services to ~~the~~a Sub-Advised Fund.~~7 Each~~ 6 Such a Sub-Advised Fund will operate from its inception under a multi-manager structure.

B.	~~B.~~The Adviser

~~Cromwell~~BondBloxx Investment ~~Advisors, LLC~~Management Corporation, with its business address at ~~810 Gleneagles Court, Suite 106, Baltimore, Maryland 21286, is a Maryland limited liability company (LLC)~~700 Larkspur Landing Circle, Suite 250, Larkspur, CA 94939, is a Delaware corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the ~~Fund. The Adviser was formed in August 2020 and it is dedicated to managing mutual funds~~Funds. The Adviser serves as investment adviser to ~~the Funds~~each Fund pursuant to an investment advisory ~~agreements~~agreement with ~~each~~the respective Fund (each, an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

~~7~~	~~Each Subadvised Fund discloses in its registration statement that it intends to operate pursuant to the order as requested in this Application, if granted. The prospectus for a Subadvised Fund will continue to include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below. If a Subadvised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Fund will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Subadvisers and materially amend an existing Subadvisory Agreement without soliciting further shareholder vote.~~

Consistent with the terms of a ~~Subadvised~~Sub-Advised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable ~~Subadvised~~Sub-Advised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a ~~Subadvised~~Sub-Advised Fund to a ~~Subadviser~~Sub-Adviser. The Adviser retains overall responsibility for the management and investment of the assets of ~~all Subadvised Funds~~the Sub-Advised Fund. With respect to each ~~Subadvised~~Sub-Advised Fund, the Adviser’s responsibilities will include, for example, recommending the removal or replacement of ~~Subadvisers~~Sub-Advisers, and allocating the portion of that ~~Subadvised~~Sub-Advised Fund’s assets to any given ~~Subadviser~~Sub-Adviser and reallocating those assets as necessary from time to time.

[6]	There are certain Funds that currently intend to rely on the requested order if received. Each Sub-Advised Fund will disclose in its registration statement that it intends to operate pursuant to the order, as applicable, as requested in this Application, if granted. The prospectus for a Sub-Advised Fund will include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below, as applicable. If a Sub-Advised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Sub-Advised Fund will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

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The Adviser ~~evaluates, selects and recommends Subadvisers for the Subadvised Funds, and monitors and reviews each Subadviser~~will evaluate, select and recommend Sub-Advisers for the Sub-Advised Funds, and monitor and review each Sub-Adviser and its performance and its compliance with the applicable ~~Subadvised~~Sub-Advised Fund’s investment policies and restrictions.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Sub-Advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, has agreed or will agree to (i) provide continuous investment management for each Sub-Advised Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Sub-Advised Fund and the portion of such assets to be invested or held uninvested as cash; and (iii) exercise full discretion and act for each Sub-Advised Fund in the same manner and with the same force and effect as such Sub-Advised Fund itself might or could do with respect to purchases, sales, or other transactions and with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is or will be responsible for effecting transactions for each Sub-Advised Fund and selecting brokers or dealers to execute such transactions for each Sub-Advised Fund. The Adviser will periodically review each Sub-Advised Fund’s investment policies and strategies and, based on the need of a particular Sub-Advised Fund, may recommend changes to the investment policies and strategies of the Sub-Advised Fund for consideration by the Board.

Each Investment Advisory Agreement permits or will permit the Adviser to enter into ~~Subadvisory~~Sub-Advisory Agreements with one or more ~~Subadvisers~~Sub-Advisers. Pursuant to its authority under the Investment Advisory Agreements, the Adviser has entered or will enter into ~~Subadvisory~~Sub-Advisory Agreements as described below under “The ~~Subadvisers~~Sub-Advisers and the Sub-Advised Fund(s).” If the name of any ~~Subadvised~~Sub-Advised Fund contains the name of a ~~subadviser~~sub-adviser, the name of the Adviser that serves as the primary adviser to the ~~Subadvised~~Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the ~~subadviser~~sub-adviser.

For its services to each Sub-Advised Fund, the Adviser receives or will receive an investment advisory fee from that Sub-Advised Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees are calculated based on the average daily net assets of the particular Fund, calculated daily as of the close of business on each business day during the month.

C.	~~C.~~The ~~Subadvisers~~Sub-Advisers and the ~~Subadvised Funds~~Sub-Advised Fund(s)

Pursuant to the authority under the Investment Advisory Agreements, the Adviser may enter into ~~Subadvisory~~Sub-Advisory Agreements with various ~~Subadvisers~~Sub-Advisers on behalf of ~~the~~a Sub-Advised Fund. The Initial Adviser ~~has entered into a Subadvisory~~may enter into a Sub-Advisory Agreement with ~~Marketfield Asset Management, LLC (“Marketfield”). Marketfield is~~

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~~considered~~ a Non-Affiliated ~~Subadviser~~Sub-Adviser (as defined below)~~.~~ or Non-Affiliated Sub-Advisers. The Adviser also may, in the future, enter into ~~Subadvisory~~Sub-Advisory Agreements with other ~~Subadvisers~~Sub-Advisers on behalf of ~~the~~a Sub-Advised Fund and other ~~Subadvised~~Sub-Advised Funds.

With respect to any future ~~Subadviser~~Sub-Adviser that is wholly owned by the Adviser or the Adviser’s parent company, the Adviser will have overall responsibility for the affairs of such ~~Subadviser~~Sub-Adviser, and generally will approve certain actions by that ~~Subadviser~~Sub-Adviser that could materially affect the operations of the Adviser and its subsidiaries as a group. ~~Marketfield has, and any~~ Any future ~~Subadviser~~Sub-Adviser will have~~,~~  their own employees who would provide investment services to a ~~Subadvised~~Sub-Advised Fund.

~~The Subadviser is, and any~~Any future ~~Subadvisers~~Sub-Advisers will be~~,~~  “investment advisers” to ~~the Subadvised Funds~~a Sub-Advised Fund within the meaning of Section 2(a)(20) of the 1940 Act and will provide~~,~~  investment management services to the ~~Subadvised Funds~~Sub-Advised Fund subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, ~~the Subadviser is, and~~ any future ~~Subadvisers~~Sub-Advisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser ~~selects Subadvisers~~will select Sub-Advisers based on the Adviser’s evaluation of the ~~Subadvisers~~Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple ~~Subadvisers~~Sub-Advisers for one or more of ~~the Subadvised Funds~~any Sub-Advised Fund. In those instances, the Adviser would allocate and, as appropriate, reallocate a ~~Subadvised~~Sub-Advised Fund’s assets among the ~~Subadvisers~~Sub-Advisers.

The Adviser ~~engages or~~ will engage in an ongoing analysis of the continued advisability of retaining a ~~Subadviser and makes~~Sub-Adviser and make recommendations to the Board as needed. The Adviser will also ~~negotiates and renegotiates~~negotiate and renegotiate the terms of the ~~Subadvisory~~Sub-Advisory Agreements with a ~~Subadviser~~Sub-Adviser, including the fees paid to the ~~Subadvisers, and makes~~Sub-Advisers, and make recommendations to the Board as needed.

The ~~Subadvisers~~Sub-Advisers, subject to the oversight of the Adviser and the Board, ~~determine or~~ will determine the securities and other instruments to be purchased, sold or entered into by a ~~Subadvised~~Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they ~~select.8 The Subadvisers keep or~~ or the Adviser selects.7 The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant ~~Subadvised~~Sub-Advised Fund, and assist or will assist the Adviser to maintain the ~~Subadvised Funds’~~Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The ~~Subadvisers monitor or~~Sub-Advisers will monitor the respective ~~Subadvised Funds’~~Sub-Advised Fund’s investments and ~~provide or~~ will provide periodic

[7]	For the purposes of this Application, a “Sub-Adviser” also includes an investment Sub-Adviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Sub-Advised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold, or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

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reports to the Board and the Adviser. The ~~Subadvisers~~Sub-Advisers also ~~make or~~ will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the ~~Subadvised Funds~~Sub-Advised Fund.

The ~~Subadvisory~~Sub-Advisory Agreements ~~were or~~ will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.

The terms of each ~~Subadvisory~~Sub-Advisory Agreement ~~comply or~~ will comply fully with the requirements of Section 15(a) of the 1940 Act. Each ~~Subadvisory~~Sub-Advisory Agreement will set forth the duties of the ~~Subadviser~~Sub-Adviser and precisely describe the compensation paid to the ~~Subadviser~~Sub-Adviser.

After an initial two-year period, the terms of the ~~Subadvisory~~Sub-Advisory Agreements ~~are~~will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees, in accordance with Section 15(c) of the 1940 Act. The Board dedicates substantial time to review contract matters, including matters relating to Investment Advisory Agreements and ~~Subadvisory~~Sub-Advisory Agreements. With respect to ~~each Subadvised~~a Sub-Advised Fund, the Board ~~reviews~~will review comprehensive materials received from the Adviser, the ~~Subadviser~~Sub-Adviser, independent third parties and independent legal counsel. Applicants will continue this annual review and renewal process for ~~Subadvisory~~Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

~~8~~	~~For the purposes of this Application, a “Subadviser” also includes an investment subadviser that will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Subadvised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold, or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.~~

The Board reviews information provided by the Adviser and ~~Subadvisers~~Sub-Advisers when it is asked to approve or renew ~~Subadvisory~~Sub-Advisory Agreements. ~~A Subadvised~~ Each Sub-Advised Fund ~~discloses~~will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreements and any applicable ~~Subadvisory~~Sub-Advisory Agreements is available in the ~~Subadvised Funds’~~Sub-Advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board ~~is~~will be maintained as part of the records of the respective ~~Subadvised~~Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to each ~~Subadvisory~~Sub-Advisory Agreement, the Adviser will agree to pay each ~~Subadviser~~Sub-Adviser a fee, based on the percentage of the assets of a ~~Subadvised~~Sub-Advised Fund, from the fee received by the Adviser from a ~~Subadvised~~Sub-Advised Fund under the Investment Advisory Agreement.~~9~~ 8 Each ~~Subadviser~~Sub-Adviser will bear its own expenses of providing investment management services to a ~~Subadvised~~Sub-Advised Fund.

~~III.Request for Exemptive Relief~~

[8]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

~~IV.Applicable Law and Discussion~~

IV.	APPLICABLE LAW AND DISCUSSION

A.	~~A.~~Shareholder Vote

1.	~~1.~~Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the ~~Subadvisers~~Sub-Advisers are deemed to be within the definition of an “investment adviser” and, therefore, the ~~Subadvisory~~Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Advisory Agreements.

Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a ~~Subadvised~~Sub-Advised Fund to approve ~~Subadvisory~~Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new ~~Subadvisers~~Sub-Advisers for a ~~Subadvised~~Sub-Advised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to ~~Subadvisory~~Sub-Advisory Agreements.

The ~~Subadvisory~~Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the ~~Subadvisers~~Sub-Advisers.~~10~~9

~~9~~	~~A Subadvised Fund also may pay advisory fees directly to a Subadviser.~~
~~10~~	~~See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.~~

[9]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

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Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate ~~Subadvisers~~Sub-Advisers. Each ~~Subadviser~~Sub-Adviser is expected to run its own ~~day-to-day~~day- to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain ~~Subadvisers~~Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.	~~2.~~Requested Relief

Applicants seek relief to (i) select ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers, for all or a portion of the assets of a ~~Subadvised~~Sub-Advised Fund and enter into ~~Subadvisory~~Sub-Advisory Agreements and (ii) materially amend ~~Subadvisory~~Sub-Advisory Agreements with such ~~Subadvisers~~Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any ~~Subadviser~~Sub-Adviser with respect to which a ~~Subadvisory~~Sub-Advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a ~~Subadvised~~Sub-Advised Fund, or may operate the ~~Subadvised~~Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the ~~Subadvised Funds~~Sub-Advised Fund to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	~~(a)~~Operations of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including ~~subadvisory~~sub-advisory contracts.~~11~~ 10 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.~~12~~ 11 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio

[10]	See Section 1(b)(6) of the 1940 Act.
[11]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

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managers. Alternatively, for ~~subadvised~~sub-advised funds, the investment adviser is not normally responsible for the ~~day-to- day~~day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates ~~subadvisers~~sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a ~~Subadvised~~Sub-Advised Fund’s assets, including the selection and oversight of the ~~Subadvisers~~Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.

~~11~~	~~See Section 1(b)(6) of the 1940 Act.~~
~~12~~	~~Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).~~
~~13~~	~~Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Fund.~~

Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the ~~Subadvisers~~Sub-Advisers in the Adviser in light of Applicants’ multi- manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable ~~Subadvisers~~Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and oversee the ~~Subadvisers~~Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a ~~Subadvised~~Sub-Advised Fund.~~13~~12

From the perspective of the shareholder, the role of the ~~Subadvisers~~Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the ~~Subadvisers~~Sub-Advisers are each charged with the selection of portfolio investments in accordance with a ~~Subadvised~~Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a ~~Subadvised~~Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select a ~~Subadviser~~Sub-Adviser who is in the best position to achieve a ~~Subadvised~~Sub-Advised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a ~~Subadvised~~Sub-Advised Fund and a ~~Subadvised~~Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each ~~Subadviser~~Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the ~~Subadvisory~~Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the ~~Subadvised Funds~~Sub-Advised Fund in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the ~~Subadviser’s~~Sub-Adviser’s compensation with respect to each ~~Subadvised~~Sub-Advised Fund for

[12]	Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Sub-Advised Fund.

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which the ~~Subadviser~~Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a ~~Subadvised~~Sub-Advised Fund, and the ~~Subadviser’s~~Sub-Adviser’s fee is payable by the Adviser,~~14~~ 13 the ~~Subadviser’s~~Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a ~~Subadvised~~Sub-Advised Fund. Accordingly, the Adviser and the Board will analyze the fees paid to ~~Subadvisers~~Sub-Advisers in evaluating the reasonableness of the overall arrangements.

With respect to oversight, Applicants note that the Adviser ~~performs and~~ will perform substantially identical oversight of all ~~Subadvisers~~Sub-Advisers, regardless of whether they are affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.

(b)	~~(b)~~Lack of Economic Incentives

In allocating the management of ~~Subadvised~~Sub-Advised Fund assets between itself and one or more ~~Subadvisers~~Sub-Advisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a ~~Subadvised~~Sub-Advised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any ~~subadvisory~~sub-advisory arrangement when the Board is considering, with respect to a ~~Subadvised~~Sub-Advised Fund, a change in ~~Subadviser~~Sub-Adviser or an existing ~~Subadvisory~~Sub-Advisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in ~~Subadvisers~~Sub-Advisers or any renewal of an existing ~~Subadvisory~~Sub-Advisory Agreement is in the best interests of the ~~Subadvised~~Sub-Advised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Adviser, a ~~Subadviser~~Sub-Adviser, or any officer or Trustee of the ~~Subadvised~~Sub-Advised Fund or any officer or board member of the Adviser derives an inappropriate advantage.

~~14~~	~~A Subadvised Fund also may pay advisory fees directly to a Subadviser.~~

Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief, including (i) restrictions on the ownership of interest in ~~Subadvisers~~Sub-Advisers by trustees and officers of ~~Subadvised Funds~~the Sub-Advised Fund and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in a ~~Subadviser~~Sub-Adviser by trustees

[13]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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and officers would not be meaningful where the Adviser may itself own an interest in the ~~Subadviser~~Sub-Adviser and the ~~Subadviser~~Sub-Adviser may be selected for a ~~Subadvised~~Sub-Advised Fund under the requested relief.~~15~~ 14 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed ~~Subadviser~~Sub-Adviser change (see condition 7) and as part of its annual review of each ~~Subadvisory~~Sub-Advisory Agreement pursuant to Section 15(~~e~~c) of the 1940 Act.

Until the Carillon Order, the Commission ~~has~~had granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers through numerous exemptive orders. That relief ~~has~~had been premised on the fact that such a ~~Subadviser~~Sub-Adviser serves in the same limited capacity as an individual portfolio manager. Applicants believe this same rationale supports extending the requested relief to Affiliated ~~Subadvisers~~Sub-Advisers. Moreover, Applicants note that, while the Adviser’s judgment in recommending a ~~Subadviser~~Sub-Adviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated ~~Subadvisers~~Sub-Advisers. For one, the Adviser faces those conflicts and incentives in allocating fund assets between itself and a ~~Subadviser~~Sub-Adviser, and across ~~Subadvisers~~Sub-Advisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Adviser has employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Adviser and ~~Subadviser~~Sub-Adviser. While the selection and retention of Affiliated ~~Subadvisers~~Sub-Advisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned ~~Subadvisers~~Sub-Advisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of ~~Subadvisers~~Sub-Advisers and specific to Affiliated ~~Subadvisers~~Sub-Advisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

(c)	~~(c)~~Benefits to Shareholders

Without the requested relief, when a new Affiliated ~~Subadviser~~Sub-Adviser is retained by the Adviser on behalf of a ~~Subadvised~~Sub-Advised Fund, the shareholders of the ~~Subadvised~~Sub-Advised Fund are required to approve the ~~Subadvisory~~Sub-Advisory Agreement. Similarly, if an existing ~~Subadvisory~~Sub-Advisory Agreement with an Affiliated ~~Subadviser~~Sub-Adviser is amended in any material respect, approval by the shareholders of the affected ~~Subadvised~~Sub-Advised Fund is required. Moreover, if a ~~Subadvisory~~Sub-Advisory Agreement with an Affiliated ~~Subadviser~~Sub-Adviser is “assigned” as a result of a change in control of the ~~Subadviser~~Sub-Adviser, the shareholders of the affected ~~Subadvised~~Sub-Advised Fund will be

~~15~~	~~Any Trustee of the Board that has an ownership interest in a Subadviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.~~

[14]	Any Trustee of the Board who has an ownership interest in a Sub-Adviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

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~~be~~ required to approve retaining the existing ~~Subadviser~~Sub-Adviser. In all these instances the need for shareholder approval requires a ~~Subadvised~~Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the ~~Subadvised~~Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing ~~Subadviser~~Sub-Adviser or one whose management team has parted ways with the ~~Subadviser~~Sub-Adviser, potentially harmful to a ~~Subadvised~~Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Sub-Advised Fund that has a ~~Subadviser~~Sub-Adviser are effectively hiring the Adviser to manage a ~~Subadvised~~Sub-Advised Fund’s assets by overseeing, monitoring and evaluating the ~~Subadviser~~Sub-Adviser rather than by the Adviser hiring its own employees to oversee the ~~Subadvised~~Sub-Advised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a ~~Subadvised~~Sub-Advised Fund are paying the Adviser — the selection, oversight and evaluation of ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of a ~~Subadvised~~Sub-Advised Fund’s shareholders and will allow such ~~Subadvised~~Sub-Advised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a ~~Subadviser~~Sub-Adviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a ~~Subadvised~~Sub-Advised Fund will be able to hire or replace ~~Affiliated Subadvisers~~Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a ~~Subadvised~~Sub-Advised Fund and its shareholders.

Until the Carillon Order, the Commission ~~has~~had previously granted the requested relief solely with respect to certain Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers through numerous exemptive orders. That relief ~~has~~had permitted ~~Subadvised~~Sub-Advised Funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a ~~Subadvisory~~Sub-Advisory Agreement with respect to such ~~subadvisers~~sub-advisers. As discussed above, Applicants believe the same rationale supports extending the requested relief to Affiliated ~~Subadvisers~~Sub-Advisers as well, and while Affiliated ~~Subadvisers~~Sub-Advisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all ~~Subadvisers~~Sub-Advisers equally under the requested relief might help avoid the selection of ~~Subadvisers~~Sub-Advisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.~~16~~15

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the relevant Board will consider the

[15]	The Adviser is responsible for selecting Sub-Advisers in the best interests of the Sub-Advised Fund, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Sub-Advisory Agreements and material amendments thereto.

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Investment Advisory Agreements and ~~Subadvisory~~Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each ~~Subadviser~~Sub-Adviser.

3.	~~3.~~Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each ~~Subadvised~~Sub-Advised Fund will include all information required by Form N-1A concerning the ~~Subadvisers~~Sub-Advisers, including Affiliated Sub-Advisers,

~~16~~	~~The Adviser is responsible for selecting Subadvisers in the best interests of the Subadvised Funds, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Subadvisory Agreements and material amendments thereto.~~

~~Subadvisers,~~ if the requested relief is granted. If a new ~~Subadviser~~Sub-Adviser is retained, an existing ~~Subadviser~~Sub-Adviser is terminated, or a ~~Subadvisory~~Sub-Advisory Agreement is materially amended, a ~~Subadvised~~Sub-Advised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new ~~Subadvisers~~Sub-Advisers are hired, the ~~Subadvised Funds~~Sub-Advised Fund will inform shareholders of the hiring of a new ~~Subadviser~~Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new ~~Subadviser~~Sub-Adviser is hired for any ~~Subadvised~~Sub-Advised Fund, that ~~Subadvised~~Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;~~17~~ 16 and (b) a ~~Subadvised~~Sub-Advised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a ~~Subadvised~~Sub-Advised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing ~~Subadvisory~~Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new ~~Subadvisers~~Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the

[16]	A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Sub-Advised Fund.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

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requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending ~~Subadvisory~~Sub-Advisory Agreements.

Prior to any ~~Subadvised~~Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved ~~its~~the Sub-Advised Fund’s operations as described herein. Additionally, the shareholders of the applicable ~~Subadvised~~Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a ~~Subadvised~~Sub-Advised Fund offering its shares.~~18~~17

B.	~~B.~~Fee Disclosure

1.	~~1.~~Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

~~17~~	~~A“Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser(except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Subadvised Fund.~~

~~A“Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.~~

~~18~~	~~If a Subadvised Fund has obtained shareholder approval to operate pursuant to an exemptive order that would permit it to operate in a multi-manager structure where the Adviser would enter into or amend Subadvisory Agreements only with respect to Wholly-owned and Non-Affiliated Subadvisers subject to Board approval but without obtaining shareholder approval and has met all other terms and conditions of the requested order, the Subadvised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring, amending Subadvisory Agreements with, and including Aggregate Fee Disclosure (as defined below) in response to the disclosure requirements discussed herein with respect to Wholly-Owned and Non-Affiliated Sub-Advisers).~~

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment

[17]	If a Sub-Advised Fund has obtained shareholder approval to operate pursuant to an exemptive order that would permit it to operate in a multi-manager structure where the Adviser would enter into or amend Sub-Advisory Agreements only with respect to Wholly-Owned and Non-Affiliated Sub-Advisers subject to Board approval but without obtaining shareholder approval and has met all other terms and conditions of the requested order, the Sub-Advised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring, amending Sub-Advisory Agreements with, and including Aggregate Fee Disclosure (as defined below) in response to the disclosure requirements discussed herein with respect to Wholly-Owned and Non-Affiliated Sub-Advisers).

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company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a ~~Subadvised~~Sub-Advised Fund to disclose the fees paid to a ~~Subadviser~~Sub-Adviser in connection with shareholder action with respect to entering into, or materially amending, ~~an advisory agreement~~a Sub-Advisory Agreement or establishing, or increasing, ~~advisory~~sub-advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a ~~Subadvised~~Sub-Advised Fund’s financial statements to disclose information concerning fees paid to a ~~Subadviser~~Sub-Adviser. The exemption from Regulation S-X requested below would permit a ~~Subadvised~~Sub-Advised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	~~2.~~Requested Relief

Applicants seek relief to permit ~~each Subadvised~~the Sub-Advised Fund to disclose (as a dollar amount and a percentage of ~~a Subadvised~~the Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned ~~Subadvisers~~Sub-Advisers; and (b) the aggregate fees paid to Affiliated and Non-Affiliated ~~Subadvisers~~Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.~~19~~ 18 The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a ~~Subadvised Funds’~~Sub-Advised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because

[18]	As used herein, a “Wholly-Owned Sub-Adviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Sub-Adviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to one or more Funds. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.

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the Adviser intends to operate ~~Subadvised~~Sub-Advised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the ~~Subadvisers~~Sub-Advisers would not serve any meaningful purpose.

~~19~~	~~As used herein, a “Wholly-Owned Subadviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Subadviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.~~

As noted above, the Adviser may operate ~~Subadvised Funds~~the Sub-Advised Fund in a manner different from a traditional investment company. By investing in a ~~Subadvised~~Sub-Advised Fund, shareholders are hiring the Adviser to manage the ~~Subadvised~~Sub-Advised Fund’s assets by overseeing, evaluating, monitoring, and recommending ~~Subadvisers~~Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the Board, is responsible for overseeing the ~~Subadvisers~~Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each ~~Subadvised~~Sub-Advised Fund. Pursuant to each ~~Subadvisory~~Sub-Advisory Agreement, the Adviser will agree to pay each ~~Subadviser~~Sub-Adviser a fee, based on the percentage of the assets of a ~~Subadvised~~Sub-Advised Fund, from the fee received by the Adviser from a ~~Subadvised~~Sub-Advised Fund under the Investment Advisory Agreement. Each ~~Subadviser~~Sub-Adviser will bear its own expenses of providing investment management services to a ~~Subadvised~~Sub-Advised Fund.~~20~~ 19 Disclosure of the individual fees that the Adviser would pay to the ~~Subadvisers~~Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the ~~Subadvisers~~Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to ~~Subadvisers~~Sub-Advisers are to inform shareholders of expenses to be charged by a particular ~~Subadvised~~Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the ~~Subadvised~~Sub-Advised Fund’s overall advisory fee will be fully disclosed and, therefore, shareholders will know what a ~~Subadvised~~Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a ~~Subadvised~~Sub-Advised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the ~~Subadvised Funds~~Sub-Advised Fund to disclose the fees negotiated between the Adviser and the ~~Subadvisers~~Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the ~~Subadvised Funds~~Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the

[19]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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Adviser’s expertise in monitoring the ~~Subadvisers~~Sub-Advisers, recommending the ~~Subadvisers~~Sub-Advisers’ selection, replacement and termination (if necessary), and negotiating the compensation of the ~~Subadvisers~~Sub-Advisers. There are no policy reasons that require shareholders of the ~~Subadvised Funds~~Sub-Advised Fund to be informed of the individual ~~Subadviser’s~~Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.~~21~~20

~~20~~	~~A Subadvised Fund also may pay advisory fees directly to a Subadviser.~~
~~21~~	~~The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Subadviser.~~

The requested relief would benefit shareholders of the ~~Subadvised Funds~~Sub-Advised Fund because it would improve the Adviser’s ability to negotiate the fees paid to ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers. The Adviser’s ability to negotiate with the various ~~Subadvisers~~Sub-Advisers would be adversely affected by public disclosure of fees paid to each ~~Subadviser~~Sub-Adviser. If the Adviser is not required to disclose the ~~Subadvisers~~Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a ~~Subadviser’s~~Sub-Adviser’s “posted” amounts as the rate would not be disclosed to the ~~Subadviser’s~~Sub-Adviser’s other clients. Moreover, if one ~~Subadviser~~Sub-Adviser is aware of the advisory fee paid to another ~~Subadviser~~Sub-Adviser, the ~~Subadviser~~Sub-Adviser would likely take it into account in negotiating its own fee.

Until the Carillon Order, the Commission ~~has~~had previously granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers and required disclosure of individual fees paid to Affiliated ~~Subadvisers~~Sub-Advisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated ~~Subadvisers~~Sub-Advisers, Applicants believe it is appropriate to permit each ~~Subadvised~~Sub-Advised Fund to disclose only aggregate fees paid to Affiliated ~~Subadvisers~~Sub-Advisers for the same reasons that similar relief has been granted to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers, as discussed above.

[20]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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C.	~~C.~~Precedent

Applicants note that substantially identical relief was granted by the Commission in the Carillon Order, the Total Fund Order, the Two Roads Order, the Investment Managers Series Order, the Touchstone Order, the Semper Capital Management Order, the Hamilton Lane Order, the Uncommon Investment Funds Order, New Age Alpha Trust Order, the LFT Order, the Azzad Order, the Distillate Capital Order, the Esoterica Order, the Clearshares Order, the OSI ETF Order, and the Investment Managers Order. Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers, have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers. See, e.g., Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order); DMS ETF Trust I, et al., Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order).

For the reasons set forth above, Applicants believe that the relief sought would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	~~V.~~Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. ~~1.~~Before a ~~Subadvised~~Sub-Advised Fund may rely on the order requested herein, the operation of the ~~Subadvised~~Sub-Advised Fund in the manner described in this Application will be, or has been, approved by a majority of the ~~Subadvised~~Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a ~~Subadvised~~Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such ~~Subadvised~~Sub-Advised Fund’s shares are offered to the public.

2. ~~2.~~The prospectus for each ~~Subadvised~~Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each ~~Subadvised~~Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the ~~Subadvisers~~Sub-Advisers and recommend their hiring, termination, and replacement.

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3. ~~3.~~The Adviser will provide general management services to each ~~Subadvised~~Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the ~~Subadvised~~Sub-Advised Fund’s assets, and subject to review and oversight of the Board, will (i) set the ~~Subadvised~~Sub-Advised Fund’s overall investment strategies, (ii) evaluate, select, and recommend ~~Subadvisers~~Sub-Advisers for all or a portion of the ~~Subadvised~~Sub-Advised Fund’s assets, (iii) allocate and, when appropriate, reallocate the ~~Subadvised~~Sub-Advised Fund’s assets among ~~Subadvisers~~Sub-Advisers, (iv) monitor and evaluate the ~~Subadvisers~~Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that ~~Subadvisers~~Sub-Advisers comply with the ~~Subadvised~~Sub-Advised Fund’s investment objective, policies and restrictions.

4. ~~4.Subadvised Funds~~Each Sub-Advised Fund will inform shareholders of the hiring of a new ~~Subadviser~~Sub-Adviser within 90 days after the hiring of the new ~~Subadviser~~Sub-Adviser pursuant to the Modified Notice and Access Procedures.

5. ~~5.~~At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the ~~then- existing~~then-existing Independent Trustees.

6. ~~6.~~Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7. ~~7.~~Whenever a ~~Subadviser~~Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8. ~~8.~~The Board must evaluate any material conflicts that may be present in a ~~subadvisory~~sub-advisory arrangement. Specifically, whenever a ~~subadviser~~sub-adviser change is proposed for a ~~Subadvised~~Sub-Advised Fund (“~~Subadviser~~Sub-Adviser Change”) or the Board considers an existing ~~Subadvisory~~Sub-Advisory Agreement as part of its annual review process (“~~Subadviser~~Sub-Adviser Review”):

(a) ~~(a)~~the Adviser will provide the Board, to the extent not already being provided pursuant to Section 15(c) of the 1940 Act, with all relevant information concerning:

(i)	~~(i)~~any material interest in the proposed new ~~Subadviser~~Sub-Adviser, in the case of a ~~Subadviser~~Sub-Adviser Change, or the ~~Subadviser~~Sub-Adviser in the case of a ~~Subadviser~~Sub-Adviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed ~~Subadvisory~~Sub-Advisory Agreement may have on that interest;

(ii)	~~(ii)~~any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed ~~Subadviser~~Sub-Adviser Change or ~~Subadviser~~Sub-Adviser Review, or (B) may be materially affected by the proposed ~~Subadviser~~Sub-Adviser Change or ~~Subadviser~~Sub-Adviser Review;

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(iii)	~~(iii)~~any material interest in a ~~Subadviser~~Sub-Adviser held directly or indirectly by an officer or Trustee of the ~~Subadvised~~Sub-Advised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

(iv)	~~(iv)~~any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed ~~Subadviser~~Sub-Adviser Change or ~~Subadviser~~Sub-Adviser Review.

(b) ~~(b)~~the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the ~~Subadviser~~Sub-Adviser Change or continuation after ~~Subadviser~~Sub-Adviser Review is in the best interests of the ~~Subadvised~~Sub-Advised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a ~~Subadviser~~Sub-Adviser, any officer or Trustee of the ~~Subadvised~~Sub-Advised Fund, or any officer or board member of the Adviser derives an inappropriate advantage.

9. ~~9.~~Each ~~Subadvised~~Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10. ~~10.~~In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

11. ~~11.~~Any new ~~Subadvisory~~Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or ~~Subadvisory~~Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the ~~Subadvised~~Sub-Advised Fund will be submitted to the ~~Subadvised~~Sub-Advised Fund’s shareholders for approval.

~~VI.Procedural Matters~~

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application ~~and any amendments hereto. The resolutions of the Board~~. The certifications of the Applicants, including the resolution of the Trust authorizing the filing of this Application, are attached as Exhibits A-1 and ~~B~~A-2 to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940

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Act are attached as Exhibits ~~C~~B-1 and ~~D~~B-2 to this Application. In accordance with the requirements for a request for expedited review of this application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, ~~the Trust~~each Applicant hereby states that its address is ~~Total Fund Solution c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, WI 53202 and the Adviser states that its address is 810 Gleneagles Court, Suite 106, Baltimore, Maryland 21286, and that~~ :

co/ BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to ~~the individuals and addresses indicated on the first page of this Application.~~:

Edward Baer

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Edward.Baer@ropesgray.com

Phone: (415) 315-6328

Applicants ~~desire~~request that the Commission issue ~~the requested~~an order without a hearing pursuant to Rule 0-5 under the 1940 Act ~~without conducting a hearing~~.

VII.	~~VII.Conclusion~~CONCLUSION

For the foregoing reasons, Applicants ~~respectfully~~ request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief ~~requested in the~~sought in this Application. Applicants submit that the ~~requested~~ exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the ~~purpose~~purposes fairly intended by the policy and provisions of the 1940 Act.

~~[Signature Page Follows]~~

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IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

BONDBLOXX ETF TRUST		BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Tony Kelly	By:	/s/ Joanna Gallegos
Name:	Tony Kelly	Name:	Joanna Gallegos
Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer	Title:	Chief Operating Officer
Date:	November ~~[ ]~~20, 2023	Date:	November ~~[ ]~~20, 2023

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~~Respectfully submitted,~~

~~TOTAL FUND SOLUTION~~

~~By:/s/ Michael J. Weckwerth~~

~~Name: Michael J. Weckwerth~~

~~Title:  President, Principal Executive Officer and Interested Trustee~~

~~CROMWELL INVESTMENT ADVISORS, LLC~~

~~By:/s/ Brian C. Nelson~~

~~Name: Brian C. Nelson~~

~~Title: President~~

~~April 17, 2023~~

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EXHIBITS TO APPLICATION

~~EXHIBIT INDEX~~

The following materials are made a part of the Application and are attached hereto:

Designation		Document
~~Sequential~~
~~Page Number~~

Exhibits A-1 and A-2 Exhibits B-1 and B-2 Exhibit C	~~Secretary’s Authorization - Authorizing Resolutions of Total Fund Solution~~	Authorizations Verifications ~~20~~Rule 0-5(e)(3) Comparisons

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~~A-2~~	~~Officer’s Authorization~~ 	~~21~~

~~B-1~~	~~Verification of Total Fund Solution Pursuant to Rule 0-2(d)~~	~~22~~

~~B-2~~	~~Verification of Cromwell Investment Advisors, LLC Pursuant to Rule 0-2(d)~~	~~23~~

~~C-1~~	~~Marked copy of 40-APP/A against Advisors Series Trust and Semper Capital Management, L.P. (File No. 812-15231)~~	~~26~~

~~C-2~~	~~Marked copy of 40-APP/A against Touchstone Strategic Trust, et al. (File No. 812-15408)~~	~~61~~

~~C-3~~	~~Marked copy of the updated filing on 40-APP/A against the original Application~~	~~101~~

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EXHIBIT A-1

~~TOTAL FUND SOLUTION~~

~~Authorization to File Exemptive Order~~

~~Application Relating to the Fund~~

~~Secretary’s Authorization~~

AUTHORIZATION OF BONDBLOXX ETF TRUST

The undersigned, ~~Elaine E. Richards~~Tony Kelly, hereby certifies that ~~she~~he is the duly ~~appointed Secretary of Total Fund Solution~~elected Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer of BondBloxx ETF Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and ~~By-laws~~By-Laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the ~~resolution~~resolutions duly adopted by the ~~then Sole Initial Trustee~~Board of Trustees of the Trust ~~on July 29, 2021 and ratified by all Trustees on September 17, 2021~~at a meeting held on June 23, 2023, in accordance with the ~~By-laws~~By-Laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

~~Sole Initial Trustee Resolution~~

~~RESOLVED, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, of an Application for an Order (the “Multi-Manager Application”) regarding exemptive relief for multi-managed funds with aggregate fee disclosure, in conjunction with Cromwell Investments Advisors, LLC, is approved; and it is~~

RESOLVED:	that the appropriate officers of the Trust are authorized and directed to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission, an application, in a form satisfactory to such officers and counsel to the Trust, and any subsequent amendments as required, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and BondBloxx Investment Management Corporation (the “Adviser”) from: (i) the provisions of Section 15(a) of the 1940 Act to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers of a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Fund”) and to make material changes to the sub-advisory agreements with sub-advisers of a Sub-Advised Fund without obtaining shareholder approval of the applicable Sub-Advised Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation (the “Exemptive Application”); and be it further

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~~FURTHER RESOLVED, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, of one or more amendments to the Application or Multi-Manager Application in response to comments from the SEC staff, counsel or the officers of the Trust is approved.~~

~~Full Board Ratification~~

RESOLVED~~,~~ :	that the ~~Multi-Manager~~ Exemptive Application ~~for the Trust and the Adviser substantially in the form presented at this Meeting be, and it is hereby, approved, ratified and accepted in all respects and for filing with the SEC with such changes as Trust counsel deems necessary.~~may include relief requested on behalf of any future Trust series and any other registered open-end management investment companies and their series that are advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successor.

BONDBLOXX ETF TRUST

By:	/s/ ~~Elaine E. Richards~~Tony Kelly
Name:	~~Elaine E. Richards~~ Tony Kelly
Title:	~~Secretary - Total Fund Solution~~ Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer
Date:	November ~~[ ]~~22, 2023

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EXHIBIT A-2

~~TOTAL FUND SOLUTION~~

~~Authorization to File Exemptive Order~~

~~Application Relating to the Fund~~

~~Officer’s Authorization~~

AUTHORIZATION OF

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

~~The undersigned, Brian C. Nelson, hereby certifies that he is~~I, Joanna Gallegos, do hereby certify that I am the duly ~~elected President of Cromwell~~appointed Chief Operating Officer of BondBloxx Investment ~~Advisors, LLC (“Cromwell”);~~Management Corporation (the “Adviser” or the “Corporation”) that, with respect to the attached application for ~~exemption~~exemptive relief from ~~the~~certain provisions of the Investment Company Act of 1940~~, rules and forms thereunder~~  and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the ~~charter~~Adviser’s organizational documents ~~of Cromwell~~ have been taken~~; and that the person signing and filing the Application by Cromwell is fully authorized to do so.~~ and that I am fully authorized to sign and file the Application on behalf of the Adviser; and that the Adviser has adopted the following resolution on November ~~[     ]~~17, 2023, in accordance with its organizational documents:

RESOLVED, that the appropriate officers of the Corporation be, and hereby are, authorized to file on behalf of the Corporation an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting BondBloxx ETF Trust (“Trust”) and the Corporation from: (i) the provisions of Section 15(a) of the 1940 Act to permit the Corporation, subject to the supervision of the Trust’s board of trustees, to appoint new sub-advisers to a Trust series for which the Corporation serves as investment adviser (each a “Sub-Advised Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Sub-Advised Fund without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-IA, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of Schedule 14A, and Sections 6-07(2) (a)-(c) of Regulation S-X relating to sub-adviser compensation.

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

By:	/s/ ~~Brian C. Nelson~~Joanna Gallegos
Name:	~~Brian C. Nelson~~  Joanna Gallegos
Title:	~~President - Cromwell Investment Advisors, LLC~~ Chief Operating Officer
Date:	November ~~[ ]~~20, 2023

C-1-32

EXHIBIT B-1

~~TOTAL FUND SOLUTION~~

VERIFICATION ~~PURSUANT TO RULE 0-2(d)~~OF BONDBLOXX ETF TRUST

The undersigned states he has duly executed the attached Application ~~for an Exemptive Order dated April 17, 2023, for and on behalf of Total Fund Solution; that he is the Chairperson and Interested Trustee of such trust~~dated November ~~[     ]~~22, 2023 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), on behalf of BondBloxx ETF Trust (the “Trust”); that he is Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders~~, trustees and other bodies~~ and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file ~~such instrument~~the application has been taken. The undersigned further ~~says~~states that he is familiar with ~~such instrument~~the Application, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of his knowledge, information, and belief.

BONDBLOXX ETF TRUST

By:	/s/ ~~Michael J. Weckwerth~~Tony Kelly
Name:	 ~~Michael J. Weckwerth~~ Tony Kelly
Title:	~~President, Principal Executive~~ Chief Financial Officer ~~and Interested Trustee~~, Chief Accounting Officer, Vice President and Treasurer
Date:	November ~~[ ]~~20, 2023

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EXHIBIT B-2

VERIFICATION OF

~~CROMWELL~~BONDBLOXX INVESTMENT ~~ADVISORS, LLC~~MANAGEMENT CORPORATION

~~VERIFICATION PURSUANT TO RULE 0-2(d)~~

The undersigned states ~~he~~that she has duly executed the attached ~~Application for an Exemptive Order dated April 17, 2023, for and~~application dated November ~~[     ]~~22, 2023 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of ~~Cromwell~~BondBloxx Investment ~~Advisors, LLC; that he is an Officer of such company~~Management Corporation; that she is Chief Operating Officer of BondBloxx Investment Management Corporation and is authorized to sign the application on behalf of BondBloxx Investment Management Corporation; and that all action by the officers~~, directors~~  and other ~~bodies~~persons necessary to authorize the undersigned to execute and file ~~such instrument~~the application has been taken. The undersigned further ~~says~~states that ~~he~~she is familiar with ~~such instrument~~the application, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.

~~CROMWELL~~BONDBLOXX INVESTMENT ~~ADVISORS, LLC~~MANAGEMENT CORPORATION

By:	/s/ ~~Brian C. Nelson~~ Joanna Gallegos
Name:	~~Brian C. Nelson~~ Joanna Gallegos
Title:	~~President~~  Chief Operating Officer
Date:	November ~~[ ]~~20, 2023

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EXHIBIT C-2

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EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. ~~812-15428~~812-[___]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

BONDBLOXX ETF TRUST

AND

~~Two Roads Shared Trust~~

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

~~225 Pictoria Drive~~700 Larkspur Landing Circle, Suite ~~450~~250

~~Cincinnati, OH 45246~~

Larkspur, CA 94939

~~AND~~

~~Hypatia Capital Management LLC~~

~~430 Park Avenue, 19th Floor~~

~~New York, NY 10022~~

~~AMENDMENT NO. 2 TO AN~~ APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please direct all communications regarding this Application to:

Edward Baer

~~Stacy H. Louizos~~

~~Blank Rome,~~Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

~~1271 Avenue of the Americas~~

~~New York, NY 10020~~

~~stacy.louizos@blankrome.com~~

With a copy to:

Joanna Gallegos

BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

~~Timothy Burdick~~
~~Ultimus Fund Solutions, LLC~~
~~80 Arkay Drive, Suite 110~~
~~Hauppauge, NY 11788~~
~~tburdick@ultimusfundsolutions.com~~

Page 1 of ~~27~~94 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on ~~April 14~~November ~~[     ]~~22, 2023

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~~* Explanatory note: This amendment is being filed to include both applicants as filers on the electronic filing. The only changes to the prior amendment which was filed on March 21, 2023 (accession number 0001580642-23-001632) are to the amendment number and dates of the amendment and the filing.~~

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

BONDBLOXX ETF TRUST

AND

BONDBLOXX INVESTMENT
MANAGEMENT CORPORATION

~~Two Roads Shared Trust~~

~~225 Pictoria Drive, Suite 450~~

~~Cincinnati, OH 45246~~

~~Hypatia Capital Management LLC~~

~~430 Park Avenue, 19th Floor~~

~~New York, NY 10022~~

File No. ~~812-15428~~812-[__]

) ) ) ) ) ) ) ) ) ) ) ) )	~~AMENDMENT NO. 2 TO AN~~ APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	~~I.~~ INTRODUCTION

~~Two Roads Shared~~BondBloxx ETF Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares, on its own behalf~~,~~ and on behalf of each series, and ~~Hypatia Capital~~BondBloxx Investment Management ~~LLC~~Corporation (the “Initial Adviser” or the “Adviser” and~~,~~ together with the Trust, the “Applicants”),~~[1]~~ 1 the investment adviser to the ~~Hypatia Women CEO ETF (~~funds of the Trust (each, a “Fund”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board” or

[1]	The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Sub-Advised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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“Trustees”)~~[2]~~ ,2 including a majority of those who are not “interested persons” of the Trust or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment sub-advisers (

~~[1]~~	~~The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Subadvised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~
~~[2]~~	~~The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trust.~~

~~subadvisers (~~each a “~~Subadviser~~Sub-Adviser” and collectively, the “~~Subadvisers~~Sub-Advisers”) for all or a portion of ~~the assets~~one or more of the ~~Fund~~Funds pursuant to an investment ~~subadvisory~~sub-advisory agreement with each ~~Subadviser~~Sub-Adviser (each a “~~Subadvisory~~Sub-Advisory Agreement” and collectively, the “~~Subadvisory~~Sub-Advisory Agreements”); and (ii) materially amend ~~Subadvisory~~Sub-Advisory Agreements with the ~~Subadvisers.~~

Sub-Advisers. As used herein, a “~~Subadviser~~Sub-Adviser” for a Fund is any investment adviser that enters into a ~~Subadvisory~~Sub-Advisory Agreement with respect to a Fund.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting ~~the~~a Sub-Advised Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form ~~N1A~~N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2) (a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Similar to the order the Commission ~~recently~~ granted to Carillon Series Trust, et al.~~[3]~~ ,3 in addition to Wholly-Owned and Non-

[2]	The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as defined below), if different from the board of trustees of the Trust.
[3]	The Commission issued an order granting the expanded relief requested by the Application. Carillon Series Trust, et al., Investment Company Act Release No. 33464 (May 2, 2019) (Notice) and No. 33494 (May 29, 2019) (Order) (the “Carillon Order”). See also Total Fund Solution and Cromwell Investment Advisors, LLC, Investment Company Act Rel. No. 34901 (April 26, 2023) (Notice) and No. 34921 (May 23, 2023) (Order) (the “Total Fund Order”). See also Two Roads Shared Trust and Hypatia Capital Management LLC, Investment Company Act Rel. No. 34892 (April 20, 2023) (Notice) and No. 34918 (May 16, 2023) (Order) (the “Two Roads Order”). See also Investment Managers Series Trust II and Embassy Asset Management, LP, Investment Company Act Rel. No. 34886 (April 14, 2023) (Notice) and No. 34913 (May 10, 2023) (Order) (the “Investment Managers Series Order”). See also Touchstone Strategic Trust, et al., Investment Company Act Rel. No. 34790 (December 22, 2022) (Notice) and No. 34809 (January 18, 2023) (Order) (the “Touchstone Order”). See also Advisors Series Trust and Semper Capital Management, L.P., Investment Company Act Rel. No. 34500 (February 9, 2022) (Notice) and No. 34528 (March 8, 2022) (Order) (the “Semper Capital Management Order”). See also Investment Managers Series Trust and Hamilton Lane Advisors, L.L.C., Investment Company Act Rel. No. 34370 (September 1, 2021) (Notice) and No. 34385 (September 27, 2021) (Order) (the “Hamilton Lane Order”). See also Uncommon Investment Funds Trust and Uncommon Investment Advisors LLC, Investment Company Act Rel. No. 34331 (July 15, 2021) (Notice) and No. 34354 (August 11, 2021) (Order) (the “Uncommon Investment Funds Order”). See also New Age Alpha Trust and New Age Alpha Advisors, LLC, Investment Company Act Rel. No. 34322 (July 6, 2021) (Notice) and No. 34348 (August 3, 2021) (Order) (the "New Age Alpha Trust Order"). See also Listed Funds Trust, et al., Investment

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Affiliated ~~Subadvisers~~Sub-Advisers (both as defined below), the relief described in this Application would extend to any ~~Subadviser~~Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund or the Adviser for reasons other than serving as investment ~~subadviser~~sub-adviser to one or more Funds (an “Affiliated ~~Subadviser~~Sub-Adviser”).~~[4]~~4

~~[3]~~	~~The Commission issued an order granting the expanded relief requested by the Application. Carillon Series Trust, et al., Investment Company Act Release No. 33464 (May 2, 2019) (Notice) and No. 33494 (May 29, 2019) (Order) (the “Carillon Order”). See also Touchstone Strategic Trust, et al., Investment Company Act Rel. No. 34790 (December 22, 2022) (Notice) and No. 34809 (January 18, 2023) (Order) (the “Touchstone Order”). See also Advisors Series Trust and Semper Capital Management, L.P., Investment Company Act Rel. No. 34500 (February 9, 2022) (Notice) and No. 34528 (March 8, 2022) (Order) (the “Semper Capital Management Order”). See also Investment Managers Series Trust and Hamilton Lane Advisors, L.L.C., Investment Company Act Rel. No. 34370 (September 1, 2021) (Notice) and No. 34385 (September 27, 2021) (Order) (the “Hamilton Lane Order”). See also Uncommon Investment Funds Trust and Uncommon Investment Advisors LLC, Investment Company Act Rel. No. 34331 (July 15, 2021) (Notice) and No. 34354 (August 11, 2021) (Order) (the “Uncommon Investment Funds Order”). See also New Age Alpha Trust and New Age Alpha Advisors, LLC, Investment Company Act Rel. No. 34322 (July 6, 2021) (Notice) and No. 34348 (August 3, 2021) (Order) (the "New Age Alpha Trust Order"). See also Listed Funds Trust, et al., Investment Company Act Rel. No. 34293 (June 2, 2021) (Notice) and No. 34321 (June 29, 2021) (Order) (“LFT Order”). See also Azzad Funds, et al., Investment Company Act Rel. No. 34241 (April 5, 2021) and No. 34261 (April 30, 2021) ("Azzad Order"). See also ETF Series Solutions and Distillate Capital Partners LLC, Investment Company Act Release No. 34169 (January 11, 2021) (Notice) and No. 34190 (February 8, 2021) (Order) (the “Distillate Capital Order”); Esoterica Thematic Trust and Esoterica Capital LLC, Investment Company Act Release No. 34161 (January 4, 2021) (Notice) and No. 34185 (February 1, 2021) (Order) (the “Esoterica Order”); ETF Series Solutions and Clearshares LLC, Investment Company Act Release No. 34144 (December 21, 2020) (Notice) and No. 34174 (January 19, 2021) (Order) (the “Clearshares Order”); OSI ETF Trust, et. al., Investment Company Act Release No. 33678 (October 29, 2019) (Notice) and No. 33705 (November 26, 2019) (Order) (the “OSI ETF Order”); and Investment Managers Series Trust II, et. al., Investment~~

Company Act Rel. No. 34293 (June 2, 2021) (Notice) and No. 34321 (June 29, 2021) (Order) (“LFT Order”). See also Azzad Funds, et al., Investment Company Act Rel. No. 34241 (April 5, 2021) and No. 34261 (April 30, 2021) ("Azzad Order"). See also ETF Series Solutions and Distillate Capital Partners LLC, Investment Company Act Release No. 34169 (January 11, 2021) (Notice) and No. 34190 (February 8, 2021) (Order) (the “Distillate Capital Order”); Esoterica Thematic Trust and Esoterica Capital LLC, Investment Company Act Release No. 34161 (January 4, 2021) (Notice) and No. 34185 (February 1, 2021) (Order) (the “Esoterica Order”); ETF Series Solutions and Clearshares LLC, Investment Company Act Release No. 34144 (December 21, 2020) (Notice) and No. 34174 (January 19, 2021) (Order) (the “Clearshares Order”); OSI ETF Trust, et. al., Investment Company Act Release No. 33678 (October 29, 2019) (Notice) and No. 33705 (November 26, 2019) (Order) (the “OSI ETF Order”); and Investment Managers Series Trust II, et. al., Investment Company Act Release No. 34075 (October 27, 2020) (Notice) and No. 34104 (November 23, 2020) (Order) (the “Investment Managers Order”).

[4]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

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~~Company Act Release No. 34075 (October 27, 2020) (Notice) and No. 34104 (November 23, 2020) (Order) (the “Investment Managers Order”).~~

~~[4]~~	~~Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum~~

Applicants request that the relief sought herein apply to Applicants, as well as to any existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that ~~currently uses~~will use the multi-manager structure described in this Application, a “~~Subadvised~~Sub-Advised Fund,” and collectively, the “~~Subadvised Funds”).[5]~~Sub-Advised Funds”).5 Prior to relying on the order requested herein, and except as otherwise provided for herein with respect to certain existing Funds, each existing Fund that elects to operate as a Sub-Advised Fund will hold a shareholder meeting where shareholders will be asked to approve reliance on this order. Such existing Fund will only rely on the order requested herein if the operation of such Fund in the manner described in this Application is approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, and consistent with the requirements of Condition 1 herein.

Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a ~~Subadvised~~Sub-Advised Fund the services of one or more ~~Subadvisers~~Sub-Advisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the ~~Subadvised~~Sub-Advised Fund, and to make material amendments to ~~Subadvisory~~Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the ~~Subadvisory~~Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the ~~Subadvisers~~Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to ~~Subadvisers~~Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that ~~the Subadvised~~a Sub-Advised Fund would be negatively impacted without the requested relief because of delays in hiring or replacing ~~Subadvisers~~Sub-Advisers and costs associated with the proxy solicitation to approve new or amended ~~Subadvisory~~Sub-Advisory Agreements.

[5]	All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

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II.	~~II.~~ BACKGROUND

A.	~~A.~~ The Trust

~~or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.~~
~~[5]~~	~~All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. The Fund that currently is, or that currently intends to be, a Subadvised Fund is identified in this Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.~~

The Trust is registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each series of the ~~Fund~~Trust. The Trust intends to operate ~~the~~a Sub-Advised Fund or Sub-Advised Funds under a multi-manager structure and which will be offered and sold pursuant to a registration statement on Form N-1A. The Board consists of ~~four~~five (~~4~~5) trustees, ~~each~~four of whom ~~serves as an~~serve as Independent ~~Trustee~~Trustees.

The Trust offers shares of multiple ~~series~~Funds, each with its own distinct investment objectives, policies, and restrictions.~~[6]~~ The Adviser ~~has retained a Subadviser~~will retain a Sub-Adviser to provide investment advisory services to ~~the~~a Sub-Advised Fund. ~~The~~ 6 Such a Sub-Advised Fund will operate from its inception under a multi-manager structure.

B.	~~B.~~ The Adviser

~~Hypatia Capital~~BondBloxx Investment Management ~~LLC~~Corporation, with its business address at ~~430 Park Avenue, 19th Floor, New York, NY 10022~~700 Larkspur Landing Circle, Suite 250, Larkspur, CA 94939, is a Delaware ~~limited liability company~~corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the ~~Fund~~Funds. The Adviser

[6]	There are certain Funds that currently intend to rely on the requested order if received. Each Sub-Advised Fund will disclose in its registration statement that it intends to operate pursuant to the order, as applicable, as requested in this Application, if granted. The prospectus for a Sub-Advised Fund will include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below, as applicable. If a Sub-Advised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Sub-Advised Fund will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

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serves as investment adviser to ~~the~~each Fund pursuant to an investment advisory agreement with the respective Fund (each, an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Consistent with the terms of a ~~Subadvised~~Sub-Advised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable ~~Subadvised~~Sub-Advised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a ~~Subadvised~~Sub-Advised Fund to a ~~Subadviser~~Sub-Adviser. The Adviser retains overall responsibility for the management and investment of the assets of the ~~Subadvised~~Sub-Advised Fund. With respect to each ~~Subadvised~~Sub-Advised Fund, the Adviser’s responsibilities will include, for example, recommending the removal or replacement of ~~Subadvisers~~Sub-Advisers, and allocating the portion of that ~~Subadvised~~Sub-Advised Fund’s assets to any given ~~Subadviser~~Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser ~~evaluates, selects and recommends Subadvisers for the Subadvised Fund, and monitors and reviews each Subadviser~~

will evaluate, select and recommend Sub-Advisers for the Sub-Advised Funds, and monitor and review each Sub-Adviser

~~[6]~~	~~Each Subadvised Fund discloses in its registration statement that it intends to operate pursuant to the order as requested in this Application, if granted. The prospectus for a Subadvised Fund will continue to include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below. If a Subadvised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Fund will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Subadvisers and materially amend an existing Subadvisory Agreement without soliciting further shareholder vote.~~

and its performance and its compliance with the applicable ~~Subadvised~~Sub-Advised Fund’s investment policies and restrictions.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Sub-Advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, has agreed or will agree to (i) provide continuous investment management for each Sub-Advised Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Sub-Advised Fund and the portion of such assets to be invested or held uninvested as cash; and (iii) exercise full discretion and act for each Sub-Advised Fund in the same manner and with the same force and effect as such Sub-Advised Fund itself might or could do with respect to purchases, sales, or other transactions and with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is or will be responsible

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for effecting transactions for each Sub-Advised Fund and selecting brokers or dealers to execute such transactions for each Sub-Advised Fund. The Adviser will periodically review each Sub-Advised Fund’s investment policies and strategies and, based on the need of a particular Sub-Advised Fund, may recommend changes to the investment policies and strategies of the Sub-Advised Fund for consideration by the Board.

Each Investment Advisory Agreement permits or will permit the Adviser to enter into ~~Subadvisory~~Sub-Advisory Agreements with one or more ~~Subadvisers~~Sub-Advisers. Pursuant to its authority under the Investment Advisory Agreements, the Adviser has entered or will enter into ~~Subadvisory~~Sub-Advisory Agreements as described below under “The ~~Subadvisers~~Sub-Advisers and the ~~Subadvised~~Sub-Advised Fund(s).” If the name of any ~~Subadvised~~Sub-Advised Fund contains the name of a ~~subadviser~~sub-adviser, the name of the Adviser that serves as the primary adviser to the ~~Subadvised~~Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the ~~subadviser~~sub-adviser.

For its services to each Sub-Advised Fund, the Adviser receives or will receive an investment advisory fee from that Sub-Advised Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees are calculated based on the average daily net assets of the particular Fund, calculated daily as of the close of business on each business day during the month.

C.	~~C.~~ The ~~Subadvisers~~Sub-Advisers and the ~~Subadvised~~Sub-Advised Fund(s)

Pursuant to the authority under the Investment Advisory Agreements, the Adviser may enter into ~~Subadvisory~~Sub-Advisory Agreements with various ~~Subadvisers~~Sub-Advisers on behalf of ~~the~~a Sub-Advised Fund. The Initial Adviser ~~has entered into a Subadvisory~~may enter into a Sub-Advisory Agreement with ~~Vident Investment Advisory, LLC (“Vident”). Vident is considered~~ a Non-Affiliated ~~Subadviser~~Sub-Adviser (as defined below)~~.~~ or Non-Affiliated Sub-Advisers. The Adviser also may, in the future, enter into ~~Subadvisory~~Sub-Advisory Agreements with other ~~Subadvisers~~Sub-Advisers on behalf of ~~the~~a Sub-Advised Fund and other ~~Subadvised~~Sub-Advised Funds.

With respect to any future ~~Subadviser~~Sub-Adviser that is wholly owned by the Adviser or the Adviser’s parent company, the Adviser will have overall responsibility for the affairs of such ~~Subadviser~~Sub-Adviser, and generally will approve certain actions by that ~~Subadviser~~Sub-Adviser that could materially affect the operations of the Adviser and its subsidiaries as a group. ~~Vident has, and any~~ Any future ~~Subadviser~~Sub-Adviser will have~~,~~ their own employees who would provide investment services to a ~~Subadvised~~Sub-Advised Fund.

~~The Subadviser is, and any~~Any future ~~Subadvisers~~Sub-Advisers will be~~,~~ “investment advisers” to ~~the Subadvised~~a Sub-Advised Fund within the meaning of Section 2(a)(20) of the 1940 Act and ~~provide, or~~ will provide~~,~~ investment management services to the ~~Subadvised~~Sub-Advised Fund subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, ~~the Subadviser is, and~~ any future ~~Subadvisers~~Sub-Advisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject

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to such registration. The Adviser ~~selects Subadvisers~~will select Sub-Advisers based on the Adviser’s evaluation of the ~~Subadvisers~~Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple ~~Subadvisers~~Sub-Advisers for one or more of any ~~Subadvised~~Sub-Advised Fund. In those instances, the Adviser would allocate and, as appropriate, reallocate a ~~Subadvised~~Sub-Advised Fund’s assets among the ~~Subadvisers~~Sub-Advisers.

The Adviser ~~engages or~~ will engage in an ongoing analysis of the continued advisability of retaining a ~~Subadviser and makes~~Sub-Adviser and make recommendations to the Board as needed. The Adviser will also ~~negotiates and renegotiates~~negotiate and renegotiate the terms of the ~~Subadvisory~~Sub-Advisory Agreements with a ~~Subadviser~~Sub-Adviser, including the fees paid to the ~~Subadvisers, and makes~~Sub-Advisers, and make recommendations to the Board as needed.

The ~~Subadvisers~~Sub-Advisers, subject to the oversight of the Adviser and the Board, ~~determine or~~ will determine the securities and other instruments to be purchased, sold or entered into by a ~~Subadvised~~Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they ~~select.[7] The Subadvisers keep or~~ or the Adviser selects.7 The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant ~~Subadvised~~Sub-Advised Fund, and assist or will assist the Adviser to maintain the ~~Subadvised~~Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The ~~Subadvisers monitor or~~Sub-Advisers will monitor the respective ~~Subadvised~~Sub-Advised Fund’s investments and ~~provide or~~ will provide periodic reports to the Board and the Adviser. The ~~Subadvisers~~Sub-Advisers also ~~make or~~ will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the ~~Subadvised~~Sub-Advised Fund.

The ~~Subadvisory~~Sub-Advisory Agreements ~~were or~~ will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.

~~[7]~~	~~For the purposes of this Application, a “Subadviser” also includes an investment subadviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Subadvised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold, or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.~~

The terms of each ~~Subadvisory~~Sub-Advisory Agreement ~~comply or~~ will comply fully with the requirements of Section 15(a) of the 1940 Act. Each ~~Subadvisory~~Sub-Advisory

[7]	For the purposes of this Application, a “Sub-Adviser” also includes an investment Sub-Adviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Sub-Advised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold, or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

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Agreement will set forth the duties of the ~~Subadviser~~Sub-Adviser and precisely describe the compensation paid to the ~~Subadviser~~Sub-Adviser.

After an initial two-year period, the terms of the ~~Subadvisory~~Sub-Advisory Agreements ~~are~~will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees, in accordance with Section 15(c) of the 1940 Act. The Board dedicates substantial time to review contract matters, including matters relating to Investment Advisory Agreements and ~~Subadvisory~~Sub-Advisory Agreements. With respect to ~~the Subadvised~~a Sub-Advised Fund, the Board ~~reviews~~will review comprehensive materials received from the Adviser, the ~~Subadviser~~Sub-Adviser, independent third parties and independent legal counsel. Applicants will continue this annual review and renewal process for ~~Subadvisory~~Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board reviews information provided by the Adviser and ~~Subadvisers~~Sub-Advisers when it is asked to approve or renew ~~Subadvisory~~Sub-Advisory Agreements. ~~The Subadvised~~Each Sub-Advised Fund ~~discloses~~will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreements and any applicable ~~Subadvisory~~Sub-Advisory Agreements is available in the ~~Subadvised~~Sub-Advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board ~~is~~will be maintained as part of the records of the respective ~~Subadvised~~Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to each ~~Subadvisory~~Sub-Advisory Agreement, the Adviser ~~has agreed or~~ will agree to pay each ~~Subadviser~~Sub-Adviser a fee, based on the percentage of the assets of a ~~Subadvised~~Sub-Advised Fund, from the fee received by the Adviser from a ~~Subadvised~~Sub-Advised Fund under the Investment Advisory Agreement.~~[8]~~8 Each ~~Subadviser~~Sub-Adviser will bear its own expenses of providing investment management services to a ~~Subadvised~~Sub-Advised Fund.

III.	~~III.~~ REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	~~IV.~~ APPLICABLE LAW AND DISCUSSION

A.	~~A.~~ Shareholder Vote

[8]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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~~[8] A Subadvised Fund also may pay advisory fees directly to a Subadviser.~~

1.	~~1.~~ Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the ~~Subadvisers~~Sub-Advisers are deemed to be within the definition of an “investment adviser” and, therefore, the ~~Subadvisory~~Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Advisory Agreements.

Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a ~~Subadvised~~Sub-Advised Fund to approve ~~Subadvisory~~Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new ~~Subadvisers~~Sub-Advisers for a ~~Subadvised~~Sub-Advised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to ~~Subadvisory~~Sub-Advisory Agreements.

The ~~Subadvisory~~Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the ~~Subadvisers~~Sub-Advisers.~~[9]~~9

Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate ~~Subadvisers~~Sub-Advisers. Each ~~Subadviser~~Sub-Adviser is expected to run its own day- to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain ~~Subadvisers~~Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.	~~2.~~ Requested Relief

Applicants seek relief to (i) select ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers, for all or a portion of the assets of a ~~Subadvised~~Sub-Advised Fund

[9]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

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and enter into ~~Subadvisory~~Sub-Advisory Agreements and (ii) materially amend ~~Subadvisory~~Sub-Advisory Agreements with such ~~Subadvisers~~Sub-Advisers, each subject to the approval of

~~[9]~~	~~See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.~~

~~of~~ the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any ~~Subadviser~~Sub-Adviser with respect to which a ~~Subadvisory~~Sub-Advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a ~~Subadvised~~Sub-Advised Fund, or may operate the ~~Subadvised~~Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the ~~Subadvised~~Sub-Advised Fund to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	~~(a)~~ Operations of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including ~~subadvisory~~sub-advisory contracts.~~[10]~~10 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.~~[11]~~11 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for ~~subadvised~~sub-advised funds, the investment adviser is not normally responsible for the ~~day-to- day~~day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates ~~subadvisers~~sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a ~~Subadvised~~Sub-Advised Fund’s assets, including the selection and oversight of the ~~Subadvisers~~Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the ~~Subadvisers~~Sub-Advisers in the Adviser in

[10]	See Section 1(b)(6) of the 1940 Act.
[11]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

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light of Applicants’ multi- manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable ~~Subadvisers~~Sub-Advisers. The Adviser has the requisite

~~[10]~~	~~See Section 1(b)(6) of the 1940 Act.~~
~~[11]~~	~~Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).~~

expertise to evaluate, select and oversee the ~~Subadvisers~~Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a ~~Subadvised~~Sub-Advised Fund.~~[12]~~12

From the perspective of the shareholder, the role of the ~~Subadvisers~~Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the ~~Subadvisers~~Sub-Advisers are each charged with the selection of portfolio investments in accordance with a ~~Subadvised~~Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a ~~Subadvised~~Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select a ~~Subadviser~~Sub-Adviser who is in the best position to achieve a ~~Subadvised~~Sub-Advised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a ~~Subadvised~~Sub-Advised Fund and a ~~Subadvised~~Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each ~~Subadviser~~Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the ~~Subadvisory~~Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the ~~Subadvised~~Sub-Advised Fund in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the ~~Subadviser’s~~Sub-Adviser’s compensation with respect to each ~~Subadvised~~Sub-Advised Fund for which the ~~Subadviser~~Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a ~~Subadvised~~Sub-Advised Fund, and the ~~Subadviser’s~~Sub-Adviser’s fee is payable by the Adviser,~~[13]~~13 the ~~Subadviser’s~~Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a ~~Subadvised~~Sub-Advised Fund. Accordingly, the Adviser and the Board will analyze the fees paid to ~~Subadvisers~~Sub-Advisers in evaluating the reasonableness of the overall arrangements.

With respect to oversight, Applicants note that the Adviser ~~performs and~~ will perform substantially identical oversight of all ~~Subadvisers~~Sub-Advisers, regardless of whether they are

[12]	Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Sub-Advised Fund.
[13]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.

(b)	~~(b)~~ Lack of Economic Incentives

In allocating the management of ~~Subadvised~~Sub-Advised Fund assets between itself and one or more ~~Subadvisers~~Sub-Advisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets.

~~[12]~~	~~Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Fund.~~
~~[13]~~	~~A Subadvised Fund also may pay advisory fees directly to a Subadviser.~~

However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a ~~Subadvised~~Sub-Advised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any ~~subadvisory~~sub-advisory arrangement when the Board is considering, with respect to a ~~Subadvised~~Sub-Advised Fund, a change in ~~Subadviser~~Sub-Adviser or an existing ~~Subadvisory~~Sub-Advisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in ~~Subadvisers~~Sub-Advisers or any renewal of an existing ~~Subadvisory~~Sub-Advisory Agreement is in the best interests of the ~~Subadvised~~Sub-Advised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Adviser, a ~~Subadviser~~Sub-Adviser, or any officer or Trustee of the ~~Subadvised~~Sub-Advised Fund or any officer or board member of the Adviser derives an inappropriate advantage.

Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief, including (i) restrictions on the ownership of interest in ~~Subadvisers~~Sub-Advisers by trustees and officers of the ~~Subadvised~~Sub-Advised Fund and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in a ~~Subadviser~~Sub-Adviser by trustees and officers would not be meaningful where the Adviser may itself own an interest in the ~~Subadviser~~Sub-Adviser and the ~~Subadviser~~Sub-Adviser may be selected for a ~~Subadvised~~Sub-Advised Fund under the requested relief. ~~[14]~~14 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed ~~Subadviser~~Sub-Adviser change (see

[14]	Any Trustee of the Board who has an ownership interest in a Sub-Adviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

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condition 7) and as part of its annual review of each ~~Subadvisory~~Sub-Advisory Agreement pursuant to Section 15(~~e~~c) of the 1940 Act.

Until the Carillon Order, the Commission ~~has~~had granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers through numerous exemptive orders. That relief ~~has~~had been premised on the fact that such a ~~Subadviser~~Sub-Adviser serves in the same limited capacity as an individual portfolio manager. Applicants believe this same rationale supports extending the requested relief to Affiliated ~~Subadvisers~~Sub-Advisers. Moreover, Applicants note that, while the Adviser’s judgment in recommending a ~~Subadviser~~Sub-Adviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated ~~Subadvisers~~Sub-Advisers. For one, the Adviser faces those conflicts and incentives in allocating fund assets between itself and a ~~Subadviser~~Sub-Adviser, and across ~~Subadvisers~~Sub-Advisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Adviser has employed and will continue to employ

~~[14]~~	~~Any Trustee of the Board that has an ownership interest in a Subadviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.~~

the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Adviser and ~~Subadviser~~Sub-Adviser. While the selection and retention of Affiliated ~~Subadvisers~~Sub-Advisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned ~~Subadvisers~~Sub-Advisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of ~~Subadvisers~~Sub-Advisers and specific to Affiliated ~~Subadvisers~~Sub-Advisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

(c)	~~(c)~~ Benefits to Shareholders

Without the requested relief, when a new Affiliated ~~Subadviser~~Sub-Adviser is retained by the Adviser on behalf of a ~~Subadvised~~Sub-Advised Fund, the shareholders of the ~~Subadvised~~Sub-Advised Fund are required to approve the ~~Subadvisory~~Sub-Advisory Agreement. Similarly, if an existing ~~Subadvisory~~Sub-Advisory Agreement with an Affiliated ~~Subadviser~~Sub-Adviser is amended in any material respect, approval by the shareholders of the affected ~~Subadvised~~Sub-Advised Fund is required. Moreover, if a ~~Subadvisory~~Sub-Advisory Agreement with an Affiliated ~~Subadviser~~Sub-Adviser is “assigned” as a result of a change in control of the ~~Subadviser~~Sub-Adviser, the shareholders of the affected ~~Subadvised~~Sub-Advised Fund will be required to approve retaining the existing ~~Subadviser~~Sub-Adviser. In all these instances the need for shareholder approval requires a ~~Subadvised~~Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the ~~Subadvised~~Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing

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~~Subadviser~~Sub-Adviser or one whose management team has parted ways with the ~~Subadviser~~Sub-Adviser, potentially harmful to a ~~Subadvised~~Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Sub-Advised Fund that has a ~~Subadviser~~Sub-Adviser are effectively hiring the Adviser to manage a ~~Subadvised~~Sub-Advised Fund’s assets by overseeing, monitoring and evaluating the ~~Subadviser~~Sub-Adviser rather than by the Adviser hiring its own employees to oversee the ~~Subadvised~~Sub-Advised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a ~~Subadvised~~Sub-Advised Fund are paying the Adviser — the selection, oversight and evaluation of ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of a ~~Subadvised~~Sub-Advised Fund’s shareholders and will allow such ~~Subadvised~~Sub-Advised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a ~~Subadviser~~Sub-Adviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a ~~Subadvised~~Sub-Advised Fund will be able to hire or replace ~~Subadvisers~~Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a ~~Subadvised~~Sub-Advised Fund and its shareholders.

Until the Carillon Order, the Commission ~~has~~had previously granted the requested relief solely with respect to certain Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers through numerous exemptive orders. That relief ~~has~~had permitted ~~Subadvised~~Sub-Advised Funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a ~~Subadvisory~~Sub-Advisory Agreement with respect to such ~~subadvisers~~sub-advisers. As discussed above, Applicants believe the same rationale supports extending the requested relief to Affiliated ~~Subadvisers~~Sub-Advisers as well, and while Affiliated ~~Subadvisers~~Sub-Advisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all ~~Subadvisers~~Sub-Advisers equally under the requested relief might help avoid the selection of ~~Subadvisers~~Sub-Advisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.~~[15]~~15

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the relevant Board will consider the Investment Advisory Agreements and ~~Subadvisory~~Sub-Advisory Agreements in connection with

[15]	The Adviser is responsible for selecting Sub-Advisers in the best interests of the Sub-Advised Fund, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Sub-Advisory Agreements and material amendments thereto.

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its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each ~~Subadviser~~Sub-Adviser.

3.	~~3.~~ Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each ~~Subadvised~~Sub-Advised Fund will include all information required by Form N-1A concerning the ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers, if the requested relief is granted. If a new ~~Subadviser~~Sub-Adviser is retained, an existing ~~Subadviser~~Sub-Adviser is terminated, or a ~~Subadvisory~~Sub-Advisory Agreement is materially amended, a ~~Subadvised~~Sub-Advised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new ~~Subadvisers~~Sub-Advisers are hired, the ~~Subadvised~~Sub-Advised Fund will inform shareholders of the hiring of a new ~~Subadviser~~Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new ~~Subadviser~~Sub-Adviser is hired for any ~~Subadvised~~Sub-Advised Fund, that ~~Subadvised~~Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;~~[16]~~ 16 and (b) a ~~Subadvised~~Sub-Advised Fund will make the

Multi-manager Information Statement available on

~~[15]~~	~~The Adviser is responsible for selecting Subadvisers in the best interests of the Subadvised Fund, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Subadvisory Agreements and material amendments thereto.~~
~~[16]~~	~~A“Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a~~

~~Multi-manager Information Statement available on~~ the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that

[16]	A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Sub-Advised Fund.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

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website for at least 90 days. Under the requested relief, a ~~Subadvised~~Sub-Advised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing ~~Subadvisory~~Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new ~~Subadvisers~~Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending ~~Subadvisory~~Sub-Advisory Agreements.

Prior to any ~~Subadvised~~Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved ~~its~~the Sub-Advised Fund’s operations as described herein. Additionally, the shareholders of the applicable ~~Subadvised~~Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a ~~Subadvised~~Sub-Advised Fund offering its shares.~~[17]~~17

B.	~~B.~~ Fee Disclosure

1.	~~1.~~ Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

~~paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Subadvised Fund.~~

~~A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.~~

~~[17]~~	~~If a Subadvised Fund has obtained shareholder approval to operate pursuant to an exemptive order that would permit it to operate in a multi-manager structure where the Adviser would enter into or amend Subadvisory Agreements only with respect to Wholly-owned and Non-Affiliated Subadvisers subject to Board approval but without obtaining shareholder approval and has met all other terms and conditions of the requested order, the Subadvised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring, amending Subadvisory Agreements with, and including Aggregate Fee~~

[17]	If a Sub-Advised Fund has obtained shareholder approval to operate pursuant to an exemptive order that would permit it to operate in a multi-manager structure where the Adviser would enter into or amend Sub-Advisory Agreements only with respect to Wholly-Owned and Non-Affiliated Sub-Advisers subject to Board approval but without obtaining shareholder approval and has met all other terms and conditions of the requested order, the Sub-Advised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring, amending Sub-Advisory Agreements with, and including Aggregate Fee Disclosure (as defined below) in response to the disclosure requirements discussed herein with respect to Wholly-Owned and Non-Affiliated Sub-Advisers).

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~~Disclosure (as defined below) in response to the disclosure requirements discussed herein with respect to Wholly-Owned and Non-Affiliated Sub-Advisers).~~

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a ~~Subadvised~~Sub-Advised Fund to disclose the fees paid to a ~~Subadviser~~Sub-Adviser in connection with shareholder action with respect to entering into, or materially amending, ~~an advisory agreement~~a Sub-Advisory Agreement or establishing, or increasing, ~~advisory~~sub-advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections ~~6- 07~~6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a ~~Subadvised~~Sub-Advised Fund’s financial statements to disclose information concerning fees paid to a ~~Subadviser~~Sub-Adviser. The exemption from Regulation S-X requested below would permit a ~~Subadvised~~Sub-Advised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	~~2.~~ Requested Relief

Applicants seek relief to permit the ~~Subadvised~~Sub-Advised Fund to disclose (as a dollar amount and a percentage of the ~~Subadvised~~Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned ~~Subadvisers~~Sub-Advisers; and (b) the aggregate fees paid to Affiliated and Non-Affiliated ~~Subadvisers~~Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A,

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Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.~~[18]~~ 18 The

~~[18]~~	~~As used herein, a “Wholly-Owned Subadviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a~~

Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of ~~the Subadvised~~a Sub-Advised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate ~~the Subadvised Fund~~Sub-Advised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the ~~Subadvisers~~Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate the ~~Subadvised~~Sub-Advised Fund in a manner different from a traditional investment company. By investing in a ~~Subadvised~~Sub-Advised Fund, shareholders are hiring the Adviser to manage the ~~Subadvised~~Sub-Advised Fund’s assets by overseeing, evaluating, monitoring, and recommending ~~Subadvisers~~Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the Board, is responsible for overseeing the ~~Subadvisers~~Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each ~~Subadvised~~Sub-Advised Fund. Pursuant to each ~~Subadvisory~~Sub-Advisory Agreement, the Adviser ~~has agreed or~~ will agree to pay each ~~Subadviser~~Sub-Adviser a fee, based on the percentage of the assets of a ~~Subadvised~~Sub-Advised Fund, from the fee received by the Adviser from a ~~Subadvised~~Sub-Advised Fund under the Investment Advisory Agreement. Each ~~Subadviser~~Sub-Adviser will bear its own expenses of providing investment management services to a ~~Subadvised~~Sub-Advised Fund.~~[19]~~ 19 Disclosure of the individual fees that the Adviser would pay to the ~~Subadvisers~~Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the ~~Subadvisers~~Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to ~~Subadvisers~~Sub-Advisers are to inform shareholders of expenses to be charged by a particular ~~Subadvised~~Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the ~~Subadvised~~Sub-Advised Fund’s overall advisory fee will be fully

[18]	As used herein, a “Wholly-Owned Sub-Adviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Sub-Adviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to one or more Funds. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.
[19]	A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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disclosed and, therefore, shareholders will know what a ~~Subadvised~~Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a ~~Subadvised~~Sub-Advised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the ~~Subadvised~~Sub-Advised Fund to disclose the fees negotiated between the Adviser and the ~~Subadvisers~~Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the ~~Subadvised~~Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the ~~Subadvisers~~Sub-Advisers,

~~parent company of the Adviser. A “Non-Affiliated Subadviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.~~

~~[19]~~	~~A Subadvised Fund also may pay advisory fees directly to a Subadviser.~~

recommending the ~~Subadvisers~~Sub-Advisers’ selection, replacement and termination (if necessary), and negotiating the compensation of the ~~Subadvisers~~Sub-Advisers. There are no policy reasons that require shareholders of the ~~Subadvised~~Sub-Advised Fund to be informed of the individual ~~Subadviser’s~~Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.~~[20]~~20

The requested relief would benefit shareholders of the ~~Subadvised~~Sub-Advised Fund because it would improve the Adviser’s ability to negotiate the fees paid to ~~Subadvisers~~Sub-Advisers, including Affiliated ~~Subadvisers~~Sub-Advisers. The Adviser’s ability to negotiate with the various ~~Subadvisers~~Sub-Advisers would be adversely affected by public disclosure of fees paid to each ~~Subadviser~~Sub-Adviser. If the Adviser is not required to disclose the ~~Subadvisers~~Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a ~~Subadviser’s~~Sub-Adviser’s “posted” amounts as the rate would not be disclosed to the ~~Subadviser’s~~Sub-Adviser’s other clients. Moreover, if one ~~Subadviser~~Sub-Adviser is aware of

[20]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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the advisory fee paid to another ~~Subadviser~~Sub-Adviser, the ~~Subadviser~~Sub-Adviser would likely take it into account in negotiating its own fee.

Until the Carillon Order, the Commission ~~has~~had previously granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers and required disclosure of individual fees paid to Affiliated ~~Subadvisers~~Sub-Advisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated ~~Subadvisers~~Sub-Advisers, Applicants believe it is appropriate to permit each ~~Subadvised~~Sub-Advised Fund to disclose only aggregate fees paid to Affiliated ~~Subadvisers~~Sub-Advisers for the same reasons that similar relief has been granted to Wholly-Owned and ~~NonAffiliated Subadvisers~~Non-Affiliated Sub-Advisers, as discussed above.

C.	~~C.~~ Precedent

Applicants note that substantially identical relief was granted by the Commission in the Carillon Order, the Total Fund Order, the Two Roads Order, the Investment Managers Series Order, the Touchstone Order, the Semper Capital Management Order, the Hamilton Lane Order, the Uncommon Investment Funds Order, New Age Alpha Trust Order, the LFT Order, the Azzad Order, the Distillate Capital Order, the Esoterica Order, the Clearshares Order, the OSI ETF Order, and the Investment Managers Order. Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for ~~Subadvisers~~Sub-Advisers, including

~~[20]~~	~~The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Subadviser.~~

Affiliated ~~Subadvisers~~Sub-Advisers, have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated ~~Subadvisers~~Sub-Advisers. See, e.g., Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order); DMS ETF Trust I, et al.,

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Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order). For the reasons set forth above, Applicants believe that the relief sought would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	~~V.~~ Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. ~~1.~~ Before a ~~Subadvised~~Sub-Advised Fund may rely on the order requested herein, the operation of the ~~Subadvised~~Sub-Advised Fund in the manner described in this Application will be, or has been, approved by a majority of the ~~Subadvised~~Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a ~~Subadvised~~Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such ~~Subadvised~~Sub-Advised Fund’s shares are offered to the public.

2. ~~2.~~ The prospectus for each ~~Subadvised~~Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each ~~Subadvised~~Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the ~~Subadvisers~~Sub-Advisers and recommend their hiring, termination, and replacement.

3. ~~3.~~ The Adviser will provide general management services to each ~~Subadvised~~Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the ~~Subadvised~~Sub-Advised Fund’s assets, and subject to review and oversight of the Board, will (i) set the ~~Subadvised~~Sub-Advised Fund’s overall investment strategies, (ii) evaluate, select, and recommend ~~Subadvisers~~Sub-Advisers for all or a portion of the ~~Subadvised~~Sub-Advised Fund’s assets, (iii) allocate and, when appropriate, reallocate the ~~Subadvised~~Sub-Advised Fund’s assets among ~~Subadvisers~~Sub-Advisers, (iv) monitor and evaluate the ~~Subadvisers~~Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that ~~Subadvisers~~Sub-Advisers comply with the ~~Subadvised~~Sub-Advised Fund’s investment objective, policies and restrictions.

4. ~~4. Subadvised~~Each Sub-Advised Fund will inform shareholders of the hiring of a new ~~Subadviser~~Sub-Adviser within 90 days after the hiring of the new ~~Subadviser~~Sub-Adviser pursuant to the Modified Notice and Access Procedures.

5. ~~5.~~ At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the ~~then- existing~~then-existing Independent Trustees.

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6. ~~6.~~ Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7. ~~7.~~ Whenever a ~~Subadviser~~Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8. ~~8.~~ The Board must evaluate any material conflicts that may be present in a ~~subadvisory~~sub-advisory arrangement. Specifically, whenever a ~~subadviser~~sub-adviser change is proposed for a ~~Subadvised~~Sub-Advised Fund (“~~Subadviser~~Sub-Adviser Change”) or the Board considers an existing ~~Subadvisory~~Sub-Advisory Agreement as part of its annual review process (“~~Subadviser~~Sub-Adviser Review”):

(a) ~~(a)~~ the Adviser will provide the Board, to the extent not already being provided pursuant to Section 15(c) of the 1940 Act, with all relevant information concerning:

(i)	~~(i)~~ any material interest in the proposed new ~~Subadviser~~Sub-Adviser, in the case of a ~~Subadviser~~Sub-Adviser Change, or the ~~Subadviser~~Sub-Adviser in the case of a ~~Subadviser~~Sub-Adviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed ~~Subadvisory~~Sub-Advisory Agreement may have on that interest;

(ii)	~~(ii)~~ any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed ~~Subadviser~~Sub-Adviser Change or ~~Subadviser~~Sub-Adviser Review, or (B) may be materially affected by the proposed ~~Subadviser~~Sub-Adviser Change or ~~Subadviser~~Sub-Adviser Review;

(iii)	~~(iii)~~ any material interest in a ~~Subadviser~~Sub-Adviser held directly or indirectly by an officer or Trustee of the ~~Subadvised~~Sub-Advised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

(iv)	~~(iv)~~ any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed ~~Subadviser~~Sub-Adviser Change or ~~Subadviser~~Sub-Adviser Review.

(b) ~~(b)~~ the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the ~~Subadviser~~Sub-Adviser

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Change or continuation after ~~Subadviser~~Sub-Adviser Review is in the best interests of the ~~Subadvised~~Sub-Advised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a ~~Subadviser~~Sub-Adviser, any officer or Trustee of the

Sub-Advised ~~Subadvised~~ Fund, or any officer or board member of the Adviser derives an inappropriate advantage.

9. ~~9.~~ Each ~~Subadvised~~Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10. ~~10.~~ In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

11. ~~11.~~ Any new ~~Subadvisory~~Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or ~~Subadvisory~~Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the ~~Subadvised~~Sub-Advised Fund will be submitted to the ~~Subadvised~~Sub-Advised Fund’s shareholders for approval.

VI.	~~VI.~~ PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The ~~resolutions of the Board~~certifications of the Applicants, including the resolution of the Trust authorizing the filing of this Application, are attached as Exhibits A-1 ~~through~~and A-2 to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 ~~through~~and B-2 to this Application. In accordance with the requirements for a request for expedited review of this application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as ~~Exhibits~~Exhibit C.

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

co/ BondBloxx Investment Management Corporation

~~Two Roads Shared Trust~~

~~225 Pictoria Drive~~700 Larkspur Landing Circle, Suite ~~450~~250

~~Cincinnati, OH 45246~~

Larkspur, CA 94939

~~Hypatia Capital Management LLC~~

~~430 Park Avenue, 19th Floor~~

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~~New York, NY 10022~~

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Edward Baer

~~Stacy H. Louizos~~

~~Blank Rome,~~Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

~~1271 Avenue of the Americas~~

~~New York, NY 10020~~

~~stacy.louizos@blankrome~~Edward.Baer@ropesgray.com

Phone: ~~212.885.5147~~(415) 315-6328

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VII.	~~VII.~~ CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

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IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

~~TWO ROADS SHARED~~BONDBLOXX ETF TRUST		BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

By:	/s/ ~~James Colantino~~Tony Kelly	By:	/s/ ~~John Grenawalt~~Joanna Gallegos
Name:	~~James Colantino~~Tony Kelly	Name:	~~John Grenawalt~~Joanna Gallegos
Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer	Title:	Chief Operating Officer
Date:	~~April 14~~ November ~~[ ]~~20, 2023	Date:	~~April 14~~ November ~~[ ]~~20, 2023

~~Hypatia Capital Management LLC~~

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
~~Exhibits A-1 through A-2~~	~~Authorizations~~

~~Exhibits B-1 through B-2~~	~~Verifications~~

Exhibits A-1 and A-2	Authorizations

Exhibits B-1 and B-2	Verifications

Exhibit C	Rule 0-5(e)(3) Comparisons

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EXHIBIT A-1

AUTHORIZATION OF ~~TWO ROADS SHARED~~BONDBLOXX ETF TRUST

The undersigned, ~~Timothy Burdick~~Tony Kelly, hereby certifies that he is the duly elected ~~Secretary of Two Roads Shared~~Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer of BondBloxx ETF Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and ~~Amended and Restated~~ By-Laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on ~~December 20–21, 2022~~June 23, 2023, in accordance with the ~~Amended and Restated~~ By-Laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED~~,~~ :	that the appropriate officers of the Trust are authorized ~~to file~~and directed to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission, an application, in a form satisfactory to such officers and counsel to the Trust, and any subsequent amendments as required, ~~with the Securities and Exchange Commission~~ for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and ~~Hypatia Capital~~BondBloxx Investment Management ~~LLC~~Corporation (the “Adviser”) from: (i) the provisions of Section 15(a) of the 1940 Act~~”), as well as from certain disclosure requirements in rule 20a-1 under the 1940 Act,~~  to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers of a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Fund”) and to make material changes to the sub-advisory agreements with sub-advisers of a Sub-Advised Fund without obtaining shareholder approval of the applicable Sub-Advised Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A ~~under the Securities Exchange Act of 1934 (“1934 Act”), and sections~~, and Sections 6-07(2)(a)~~, (b), and~~ -(c) of Regulation S-X~~, or from any other provision of the 1940 Act, 1934 Act, or rules thereunder as may be deemed necessary or advisable upon the advice of counsel to the Trust to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees and certain conditions required by the U.S. Securities and Exchange Commission (“Commission”) and set forth in the application for exemptive relief, to enter into and materially amend, for any series of the Trust managed by the Adviser now or hereafter existing that operates consistent with the terms of the exemptive application, investment sub-advisory agreements with subadvisers, including non-affiliated subadvisers,~~

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~~wholly-owned subadvisers, and affiliated subadvisers, with the approval of the Board, but without obtaining shareholder approval of the applicable series.~~ relating to sub-adviser compensation (the “Exemptive Application”); and be it further

RESOLVED:	that the Exemptive Application may include relief requested on behalf of any future Trust series and any other registered open-end management investment companies and their series that are advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successor.

~~TWO ROADS SHARED~~BONDBLOXX ETF TRUST

~~By: /s/ Timothy Burdick~~
~~Name: Timothy Burdick~~
~~Title: Secretary~~
~~Date: March 21, 2023~~
By:	/s/ Tony Kelly
Name:	Tony Kelly
Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer
Date:	November ~~[ ]~~22, 2023

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EXHIBIT A-2

AUTHORIZATION OF ~~Hypatia Capital Management LLC~~

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

I, ~~John Grenawalt~~Joanna Gallegos, do hereby certify that I am the duly appointed Chief Operating Officer of ~~Hypatia Capital~~ BondBloxx Investment Management ~~LLC~~Corporation (the “Adviser” or the “Corporation”) that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Adviser’s organizational documents have been taken and that I am fully authorized to sign and file the Application on behalf of the Adviser; and that the Adviser has adopted the following resolution on ~~December 20, 2022~~November ~~[     ]~~17, 2023, in accordance with its organizational documents:

RESOLVED, ~~that~~ that the appropriate officers of the ~~Adviser~~Corporation be, and hereby are, authorized to file on behalf of the ~~Adviser~~Corporation an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting ~~Two Roads Shared~~BondBloxx ETF Trust (“Trust”) and the ~~Adviser~~Corporation from: (i) the provisions of Section 15(a) of the 1940 Act to permit the ~~Adviser~~Corporation, subject to the supervision of the Trust’s ~~Board~~board of ~~Trustees~~trustees, to appoint new ~~subadvisers~~sub-advisers to a Trust series for which the ~~Adviser~~Corporation serves as investment adviser (each a “~~Subadvised~~Sub-Advised Fund”) and to make material changes to the ~~subadvisory~~sub-advisory agreements with ~~subadvisers~~sub-advisers to the ~~Subadvised~~Sub-Advised Fund without obtaining shareholder approval of the applicable ~~Subadvised~~Sub-Advised Series; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-IA, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of Schedule 14A, and Sections 6-07(2) (a)-(c) of Regulation S-X relating to ~~subadviser~~sub-adviser compensation.

~~HYPATIA CAPITAL~~BONDBLOXX INVESTMENT MANAGEMENT ~~LLC~~CORPORATION

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
~~By: /s/ John Grenawalt~~
~~Name: John Grenawalt~~
~~Title: Chief Operating Officer~~
~~Date: March 21, 2023~~

Title:	Chief Operating Officer
Date:	November ~~[ ]~~20, 2023

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EXHIBIT B-1

VERIFICATION ~~TWO ROADS SHARED~~OF BONDBLOXX ETF TRUST

The undersigned states he has duly executed the attached Application dated ~~April 14~~November ~~[     ]~~22, 2023 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), on behalf of ~~Two Roads Shared~~BondBloxx ETF Trust (the “Trust”); that he is Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

BONDBLOXX ETF TRUST

By:	/s/ Tony Kelly
Name:	Tony Kelly
Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer

~~Two Roads Shared Trust~~

Date:	November ~~[ ]~~20, 2023

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~~By: /s/ James Colantino~~
~~Name: James Colantino~~
~~Title: President~~
~~Date: April 14, 2023~~

EXHIBIT B-2

VERIFICATION ~~HYPATIA CAPITAL MANAGEMENT LLC~~OF

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

The undersigned states that ~~he~~she has duly executed the attached application dated ~~April 14~~November ~~[     ]~~22, 2023 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of ~~Hypatia Capital~~BondBloxx Investment Management ~~LLC~~Corporation; that ~~he~~she is Chief Operating Officer of ~~Hypatia Capital~~BondBloxx Investment Management ~~LLC~~Corporation and is authorized to sign the application on behalf of ~~Hypatia Capital~~BondBloxx Investment Management ~~LLC~~Corporation; and that all action by the officers and other persons necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that ~~he~~she is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.

BONDBLOXX INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	Chief Operating Officer
Date:	November ~~[ ]~~20, 2023

~~Hypatia Capital Management LLC~~

~~By: /s/ John Grenawalt Name: John Grenawalt Title: Chief Operating Officer Date: April 14, 2023~~

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